NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

The Annual Meeting of shareholders will be held at 10:00 a.m. (Eastern Time) on
Thursday, October 22, 2015 at the offices of Stikeman Elliott LLP, Suite 5300, Commerce Court West,
199 Bay Street, Toronto, Ontario, M5L 1B9.

YOUR VOTE IS IMPORTANT.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

You are invited to our 2015 annual meeting of shareholders.

WHEN:	Thursday, October 22, 2015 at 10:00 a.m. (Toronto time).

WHERE:	The offices of Stikeman Elliott LLP, Suite 5300, Commerce Court West,
199 Bay Street, Toronto, Ontario, M5L 1B9.

The purpose of the Meeting is as follows:

1.	Financial Statements. To receive and consider the audited consolidated financial statements of the Company for the year ended April 30, 2015, together with the auditors’ report thereon;

2.	Auditor Appointment. To appoint the auditor of the Company and to authorize the directors of the Company to fix the auditor’s remuneration;

3.	Elect Directors. To consider and elect the directors of the Company for the ensuing year;

4.	Incentive Plan. To ratify, confirm and approve the adoption of a new incentive plan for the Company, approved by directors of the Company on September 23, 2015; and

5.	Other Business. To transact such other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

This notice is accompanied by a form of proxy, a management information circular (the “Circular”), and the audited financial statements of the Corporation as at and for the fiscal year ended April 30, 2015 and related management’s discussion and analysis of financial condition.

You may vote your shares by proxy if you are unable to attend the Meeting. Please review the enclosed Circular and (i) date, sign and mail the enclosed form of proxy to the Company’s transfer agent; or (ii) complete the proxy by telephone or internet, by Tuesday, October 20, 2015.

The directors of the Company have fixed the close of business on September 8, 2015 as the record date (the “Record Date”), being the date for determination of the registered holders entitled to notice and to vote at the Meeting and at any adjournment(s) thereof.

Each registered shareholder of the Company as at the Record Date shall be entitled to vote at the Meeting or any adjournment thereof either in person or by proxy.

DATED the 23rd day of September, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Eric Sprott
Chairman of the Board

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.

KIRKLAND LAKE GOLD INC.
MANAGEMENT INFORMATION CIRCULAR

ABOUT THE SHAREHOLDER MEETING

SOLICITATION OF PROXIES

You have received this management information circular (“Circular”) because you owned common shares (“Common Shares”) of Kirkland Lake Gold Inc. (“Kirkland Lake Gold” or the “Company”) as at September 8, 2015. You are therefore entitled to vote at the 2015 annual meeting of shareholders (the “Meeting”) to be held on Thursday, October 22, 2015, and any postponement(s) or adjournment(s) thereof.

The board of directors of the Company has set the record date for the Meeting at September 8, 2015 (the “Record Date”).

Management is soliciting your proxy for the Meeting. The Board has fixed 10:00 am (Eastern Standard Time) on Tuesday, October 20, 2015 or 48 hours (excluding Saturdays, Sundays or holidays) before any adjournment(s) of the Meeting, as the time by which proxies to be acted upon at the Meeting must be deposited with the Company’s transfer agent. It is expected the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. Such employees will not receive any extra compensation for such activities. The cost of solicitation will be borne directly by the Company.

Unless otherwise stated, the information contained in this Circular is as of the Record Date. All dollar amounts referenced in this Circular, unless otherwise indicated, are expressed in Canadian dollars. United States dollars are referred to as “United States dollars” or “US$”.

INFORMATION REGARDING THE VOTING OF SHARES

Registered Shareholders

Every registered holder of shares at the close of business on the Record Date is entitled to receive notice of, and to vote their shares at, the Meeting. Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to either:

(a)	complete, sign and deliver the enclosed form of proxy c/o Proxy Dept., Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada; or

(b)	complete the proxy by telephone in accordance with the instructions provided on the enclosed form of proxy; or

(c)	complete the proxy by voting online at www.proxyvote.com in accordance with the instructions provided on the enclosed form of proxy.

In order to be valid and acted upon at the Meeting, forms of proxy must be received at the aforesaid address, voted by telephone or online not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment(s) thereof. Further instructions with respect to voting by proxy are provided in the form of proxy and below.

Beneficial Shareholders

Shareholders may beneficially own shares that are registered in the name of a broker, another intermediary or an agent of that broker or intermediary (“Beneficial Shareholders”). Without specific instructions, intermediaries are prohibited from voting shares for their clients. If you are a Beneficial Shareholder, it is vital that the voting instruction form provided to you by Computershare, your broker, intermediary or its agent is returned according to the instructions provided in or with such form, sufficiently in advance of the deadline specified, to ensure that they are able to provide voting instructions on your behalf.

COMPLETION AND VOTING OF PROXIES

Voting

Voting at the Meeting will be by a show of hands, each registered shareholder and each person representing a registered or Beneficial Shareholder through a Proxy (a “Proxyholder”) having one vote, unless a poll is required (if the number of shares represented by Proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting or as otherwise required by law or stock exchange requirements) or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each share held or represented, respectively. To approve an ordinary resolution proposed at the Meeting, a majority of the votes cast will be required.

Appointment of Proxyholders

The persons named in the accompanying Proxy as Proxyholders are directors or officers of the Company. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting other than the persons named in the Proxy as Proxyholders. To exercise this right, the shareholder must strike out the names of the persons named in the Proxy as Proxyholders and insert the name of the shareholder’s nominee in the space provided or complete another Proxy.

The shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot. A shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an ‘X’ in the appropriate space. On any poll required or requested, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. If you appoint the Company’s proxyholders and do not indicate your voting instructions, they will vote your shares:

•	FOR the appointment of auditors
•	FOR the nominated directors
•	FOR the approval of the incentive plan

The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting. At the date of this Circular, the management of the Company is not aware that any amendments or variations are to be presented at the Meeting. If, however, any such amendments or variations should properly come before the Meeting, the Proxies hereby solicited will be exercised in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or the shareholder’s attorney duly authorized in writing. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer of, or attorney for, the corporation.

The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Company’s transfer agent in accordance with its instructions and before the time set out in the Proxy. Proxies received after such time may be accepted or rejected by the Chair of the Meeting (the “Meeting Chair”) in the Meeting Chair’s discretion. Beneficial Shareholders must deliver their completed Proxies in accordance with the instructions given by the Intermediary that forwarded the Proxy to them.

Registered Shareholders

Only shareholders registered as shareholders in the Company’s shareholder register maintained by the Company’s registrar and transfer agent or their duly appointed Proxyholders will be recognized, and entitled to make motions or vote at the Meeting.

Beneficial Shareholders

Shareholders holding shares through (i) brokers, securities dealers, banks, trust companies, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans, or their respective agents and nominees (“Intermediaries”) or (ii) in the name of a clearing agency (such as CDS & Co., the registration name for The Canadian Depository for Securities Limited) of which the Intermediary is a participant, will not be recognized nor may they make motions or vote at the Meeting except as described below.

If shares are listed in an account statement provided to a shareholder by an Intermediary, those shares are, in all likelihood, not registered in the shareholder’s name. Such shares will more likely be registered in the name of the Intermediary and can only be voted through a duly completed Proxy given by the shareholder. Without specific instructions, the Intermediary is prohibited from voting shares for the Intermediary’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) of the Canadian Securities Administrators requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. In accordance with the requirements of NI 54-101, the Company has distributed copies of the Notice of Meeting, this Circular and its form of proxy to the Intermediaries and clearing agencies for onward distribution to Beneficial Shareholders. Intermediaries are required to forward these materials to Beneficial Shareholders unless the Beneficial Shareholder has waived the right to receive them.

Intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders to ensure their shares are voted at the Meeting. The form requesting such voting instructions (the “Voting Instructions Form” or “VIF”) supplied to the Beneficial Shareholder by its Intermediary is substantially similar to the Proxy provided directly to registered shareholders by the Company, however, it is limited to instructing the registered shareholder (that is, the Intermediary) how to vote on behalf of the Beneficial Shareholder.

Most Intermediaries in Canada and the United States of America delegate responsibility for obtaining instructions from clients to a third party company (or, if the Beneficial Shareholder has so consented, allows the Company or its transfer agent to do so directly) which sends a machine-readable VIF to Beneficial Shareholders and asks the Beneficial Shareholders to return the VIFs to them or provide instructions to them through the Internet or by telephone. The third party company (or the Company or its agent, if it has sent the VIF to the Beneficial Shareholder directly) then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.

The Company is sending proxy-related materials directly to non-objecting beneficial owners under NI 54-101. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of their Intermediary, the Beneficial Shareholder may attend the Meeting as Proxyholder for the Intermediary and indirectly vote the shares in that capacity. Beneficial Shareholders wishing to attend the Meeting and indirectly vote their shares as their own Proxyholder, must enter their own names in the blank space on the VIF provided to them and return the VIF in accordance with the instructions provided on it. If a Beneficial Shareholder receives a VIF and does not wish to attend the Meeting as a Proxyholder, the VIF must be returned, or instructions respecting the voting of shares must be communicated, to the third party company (or the Company or its transfer agent) in advance of the Meeting to have the shares voted in accordance with the instructions on that VIF.

Shareholders with questions respecting the voting of shares held through an Intermediary should contact that Intermediary for assistance.

REVOCATION OF PROXIES

Shareholders have the power to revoke Proxies previously given by them. Revocation of Proxies for registered shareholders can be effected by an instrument in writing (which includes a Proxy bearing a later date) signed by a shareholder or the shareholder’s attorney duly authorized in writing (in the case of a corporation, such investment must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation) which is either delivered to Computershare at 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1, Canada any time up to and including the close of business on the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Meeting Chair prior to the hour of commencement on the day of the Meeting.

A Beneficial Shareholder who has submitted a Proxy may revoke it by contacting the Intermediary through which the Beneficial Shareholder's shares are held and following the instructions of the Intermediary respecting the revocation of Proxies.

VOTING SECURITIES

The authorized capital of the Company consists of an unlimited number of Common Shares. As at the Record Date, the Company had 80,596,617 Common Shares issued and outstanding as fully paid and non-assessable shares, each share carrying the right to one vote.

Holders of record at the close of business on the Record Date will be entitled to one vote for each Common Share held. Only those shareholders of record as of the Record Date will be entitled to vote at the Meeting or any adjournment thereof.

The Company will prepare a list of shareholders as of the Record Date. Holders of Common Shares named on that list will be entitled to vote the shares then registered in their name at the Meeting (unless prohibited from voting by applicable regulatory authorities on a particular matter to be considered at the Meeting) except to the extent that the holder has transferred ownership of any of the shares after the Record Date and the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares, and demands at any time before the Meeting that the transferee’s name be included in the list of persons entitled to vote at the Meeting. In that case the transferee will be entitled to vote their shares at the Meeting or any adjournment thereof.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than with respect to the election of directors and approval of the New Incentive Plan, no informed person (as such term is defined under applicable securities laws) of the Company or Nominee (and each of their associates or affiliates) has had any direct or indirect material interest in any transaction involving the Company since May 1, 2015 or in any proposed transaction that has material affected or would materially affect the Company, other than as disclosed herein.

PRINCIPAL HOLDERS

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, no person or company beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the Common Shares.

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The audited financial statements of the Company for the financial year ended April 30, 2015 and the report of the auditor thereon will be tabled at the Meeting but no vote by the shareholders with respect thereto is proposed to be taken. The audited financial statements and the related Management’s Discussion and Analysis (“MD&A”) were sent to all shareholders who requested them together with the Notice of the Meeting and this Circular. The Company’s financial statements and related MD&A for the year ended April 30, 2015 are available on SEDAR (www.sedar.com) as well as on the Company’s website (www.klgold.com).

APPOINTMENT OF AUDITOR

Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, of Toronto, Ontario to serve as auditor of the Company until the next annual meeting of shareholders and to authorize the directors of the Company to fix the auditor’s remuneration, subject to approval by the Audit Committee. KPMG LLP was first appointed the Company’s auditor on March 31, 2010.

The following table discloses the fees billed to the Corporation by its external auditor during the last two financial years:

Financial Year	Audit	Audit Related	Tax	All Other
Ending	Fees (1)	Fees (2)	Fees (3)	Fees (4)
April 30, 2015	$250,000	$0	$49,970	$0
April 30, 2014	$155,000	$0	$0	$0

(1)	The aggregate fees billed for audit services.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and which are not disclosed in the ‘Audit Fees’ column. The services provided were in respect of the Corporation’s National Instrument 52-109 internal control compliance obligations.

(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services.
(4)	The aggregate fees billed for professional services other than those listed in the other three columns.

All fees for any services provided by KPMG LLP are subject to pre-approval by the Audit Committee.

For further information with respect to the auditor, please see the Company’s Annual Information Form (“AIF”) for the year ended April 30, 2015, available on SEDAR (www.sedar.com) as well as on the Company’s website (www.klgold.com).

Unless otherwise directed, the persons named in the enclosed proxy form intend to vote FOR the appointment of KPMG LLP, to serve as auditor of the Company until the next annual meeting of the shareholders and to authorize the directors to fix the auditor’s remuneration, subject to approval by the Audit Committee.

ELECTION OF DIRECTORS

The articles of incorporation of the Company provide that there be a minimum of three (3) and a maximum of fifteen (15) directors. One current director, Mr. John Thomson will not be nominated for re-election as a director at the Meeting. Accordingly, the Company has nominated seven (7) persons (the “Nominees”) for election as directors of the Company. As the Board has adopted a majority voting policy with respect to the election of directors, the process of voting will be by individual director and not by slate. Shareholders can vote for or withhold from voting on the election of individual directors. See “Statement of Corporate Governance Practices” in this Circular for more information about our majority voting policy.

Each director elected will hold office until the next annual meeting or until the director’s successor is duly elected or appointed, unless the director’s office is earlier vacated in accordance with the Company’s by-laws or the director becomes disqualified to act as a director. Management of the Company does not contemplate that any of the nominees in this Circular will be unable to serve as a director.

Unless otherwise directed, the persons named in the enclosed proxy form intend to vote FOR the election of each of the proposed nominees whose names are set out below.

Information about each individual to be nominated for election as director is set out below, including the positions and offices which they presently hold, their respective principal occupations or employment, directorships with other reporting issuers, and the number of securities of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Circular. Information concerning the proposed nominees has been furnished by each of them.

Director Profiles

BARRY COOPER, MBA			INDEPENDENT
Ontario, Canada
Director Since October 22, 2014		Mr. Cooper retired from CIBC as the number one ranked gold analyst in the Brendon Wood survey covering the precious metals sector across North America. His independent studies on publicly traded companies, gold prices and the mining industry were well recognized by investors and corporations throughout his 17 year career as an equities analyst.

Prior to joining CIBC in 1996, Mr. Cooper was employed by Cameco Corporation, the world’s largest producer of uranium. At Cameco, Mr. Cooper was responsible for the company’s gold diversification program, primarily in North America, but also in other parts of the world. Before joining Cameco, he worked as an exploration geologist in Western Canada and for Inco as a mine geologist at two of its nickel operations in Sudbury. Mr. Cooper graduated with an Earth Sciences degree from the University of Waterloo and obtained an MBA from the University of Saskatchewan.

Areas of Expertise		Project Evaluation	Mining Finance and Funding
		Geology/Technical	Mergers and Acquisitions
		Resource Estimation	Capital Markets/Corporate Finance
Principal Occupation		Retired mining equities analyst

Other Public Board		None
Directorships
Securities Held		Board and Committee Membership	Attendance
Shares	5,000	Board	6 of 6 (100%)
Stock	150,000	Audit Committee	3 of 3 (100%)
Options		Compensation Committee	1 of 1 (100%)
		Health, Safety and Environment Committee	3 of 3 (100%)

PAMELA KLESSIG, P.Geo			INDEPENDENT
Nevada, USA
Director Since April 26, 2011		Ms. Klessig has over 30 years of experience in global mineral exploration, development and production. She was a founder and former President and CEO of Concordia Resource Corp. (formerly Western Uranium Corp.) As a complement to her technical expertise, Ms. Klessig was a stockbroker for four years with A.G. Edwards and Sons Inc., now Wells Fargo Investment Advisors.

Ms. Klessig holds a Bachelor in geology from Western State College, is a Certified Professional Geologist and a qualified person as defined by NI 43-101.
Areas of Expertise		Project Evaluation	Mining/Operations
		Geology/Technical	Resource Estimation
		Capital Markets	Financial Expertise/Financial Literacy
Principal Occupation		Retired Mining Executive, Director

Other Public Board		None
Directorships
Securities Held		Board and Committee Membership	Attendance
Shares	5,000	Board	9 of 9 (100%)
Stock Options	117,500	Audit Committee	5 of 5 (100%)
		Compensation Committee (Chair)	7 of 7 (100%)
		Health, Safety and Environment Committee	4 of 5 (80%)
		Nominating and Governance Committee	5 of 5 (100%)

BARRY OLSON, MSc.			INDEPENDENT
Arizona, USA
Director Since October 22, 2014

Mr. Olson has a Bachelor of Science degree in Metallurgical Engineering and Masters of Science degree in Mining Engineering from the University of Idaho. He most recently served as Senior Vice President of Project Development at Gold Corp Inc. and served as its Vice President of Project Development from October 2008 to July 2010. He has over 17 years of progressive mining experience in both South America and the United States and has extensive experience in design, construction and managing mines in Nevada, California, Chile and Argentina.

Areas of Expertise		Strategic Business Planning	Budgeting
		Change Management	Team Building and Leadership
		Operations Management	Management of Public Issuer
Principal Occupation		Retired Mining Executive

Other Public Board		None
Directorships
Securities Held		Board and Committee Membership	Attendance
Shares	Nil	Board	6 of 6 (100%)
Stock	150,000	Compensation Committee	1 of 1 (100%)
Options		Health, Safety and Environment Committee (Chair)	3 of 3 (100%)

GEORGE O’NEIL OGILVIE, P.Eng.			NON-INDEPENDENT
Ontario, Canada
Director Since December 20, 2013

Mr. Ogilvie received his B.Sc. (Hons.) in Mining and Petroleum Engineering from Strathclyde University in Glasgow, Scotland. He is a Professional Engineer and holds his Mine Managers Certificate (South Africa) with more than 26 years management, operating and technical experience in the mining industry. He began his career working for Anglo America in 1989. In 1997, he held the position of Mine Superintendent at Hudson Bay Mining, playing a key operations role at the Ruttan Mine in Northern Manitoba. In 2004 he joined Dynatec Corporation as their Area Manager for the Sudbury Basin, and later worked at the McCreedy West Mine as Mine Manger. Most recently, Mr. Ogilvie was Chief Executive Officer of Rambler Metals and Mining PLC.

Areas of Expertise		Technical/Mining	General Management
		Project Management	International Business
		Resource Financings	Management of Public Issuer
Principal Occupation		President and Chief Executive Officer of Kirkland Lake Gold Inc.

Other Public Board		Rambler Metals and Mining Plc.
Directorships
Other Public Board		None
Committee Memberships:
Securities Held		Board and Committee Membership	Attendance
Shares	Nil	Board	9 of 9 (100%)
Stock Options	1,000,000	Health, Safety and Environment Committee	5 of 5 (100%)

JEFF PARR, CPA			INDEPENDENT
Ontario, Canada
Director Since October 22, 2014		Mr. Parr, a Chartered Professional Accountant (CPA, CA 1984), received his Master of Business Administration degree from McMaster University in 1982 and a Bachelor of Arts in Economics from the University of Western Ontario in 1979. He has over 28 years of experience in the mining and service provider industries. Mr. Parr is currently the Chief Financial Officer of Centerra Gold Inc. (TSX:CG). He joined Centerra in 2006 and was appointed Chief Financial Officer in 2008. From 1997 to 2006 he worked for Acres International as Chief Financial Officer, and from 1988 to 1997, he held progressively senior financial positions at WMC International Ltd. ultimately serving as the company's Executive Vice President.

Mr. Parr is a member of the Canadian Institute of Chartered Professional Accountants, Financial Executives International (FEI Canada) and the Institute of Chartered Professional Accountants of Ontario. Mr. Parr has also served as Director and Vice Chair of the Oakville Economic Development Alliance from 2002 to 2007 and was a member of its Executive Committee. He has also been a member of the Board of Directors of the Mining Association of Canada.
Areas of Expertise		Capital Markets/Corporate Finance	Financial Expertise
		Management of Public Issuer	Corporate Governance
		Mining/Operations	Risk Management
Principal Occupation		Chief Financial Officer, Centerra Gold Inc.

Other Public Board		None
Directorships
Securities Held		Board and Committee Membership	Attendance
Shares	5,000	Board	6 of 6 (100%)
Stock	150,000	Audit Committee (Chair)	3 of 3 (100%)
Options		Compensation Committee	1 of 1 (100%)
		Nominating and Governance Committee	2 of 2 (100%)

ERIC SPROTT			NON-EXECUTIVE CHAIRMAN
Ontario, Canada
Chairman and Director Since February 20, 2015

Mr. Sprott, is a renowned and respected leader in the investment community and one of the world’s premiere gold and silver investors. After earning his designation as a chartered accountant, Mr. Sprott entered the investment industry as a research analyst at Merrill Lynch and Company Inc. In 1981, he founded Sprott Securities (now Cormark Securities Inc.), which today is one of Canada’s largest independently owned institutional brokerage firms. After establishing Sprott Asset Management LP., in December 2001 as a separate entity, Mr. Sprott divested his entire ownership of Sprott Securities to its employees.

In January 2015, Mr. Sprott resigned from his position as the lead portfolio manager at Sprott Asset Management (a Toronto-based alternative asset manager, however, he remains the Chair of the board of Sprott Inc. Sprott Inc. is an asset manager that provides investors with the opportunity to participate in the future growth of the Sprott Group of Companies which includes Sprott Asset Management.

Areas of Expertise		Capital Markets/Corporate Finance	Management of Public Issuer
		Financial Expertise	Mining/Operations
		Mergers and Acquisitions	Project Finance
Principal Occupation		Chairman, Sprott Inc.

Other Public Board		Sprott Inc.
Directorships
Securities Held		Board and Committee Membership	Attendance
Shares	7,641,700	Board (Chair)	2 of 2 (100%)
Stock	150,000
Options

DAWN WHITTAKER, LL.B.			INDEPENDENT
Ontario, Canada
Director Since January 16, 2012

Ms. Whittaker is a senior M&A and capital markets Partner of Norton Rose Fulbright Canada LLP based in Toronto. She is currently a member of Norton Rose Fulbright's Partnership Committee in Canada, has acted as the Canadian leader of the firm's Mining and Commodities team and is a former leader of the firm's Toronto securities group. Ms. Whittaker practiced with McCarthy Tetrault LLP in Toronto and Vancouver from 1988 to 2000 and has been with Norton Rose Fulbright (or a predecessor firm) since 2000. She was a member of the Ontario Securities Commission’s Continuous Disclosure Advisory Committee from 2006 to 2008 and a member of the Canadian Investor Relations Institute's (CIRI) Issues Committee from 2008 to 2010. Ms. Whittaker has a B.A.(Hons.) and an LLB from Queen’s University.

Areas of Expertise		Legal Affairs	Corporate Governance
		Capital Markets/Corporate Finance Public Company	Corporate Transactions
Affairs
Mergers and Acquisitions
Financial Expertise
Principal Occupation		Lawyer, Partner, Norton Rose Fulbright Canada LLP

Other Public Board		None
Directorships
Securities Held		Board and Committee Membership	Attendance
Shares	5,700	Board	9 of 9 (100%)
Stock Options	185,000	Audit Committee	3 of 3 (100%)
		Nominating and Governance Committee (Chair)	5 of 5 (100%)

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any corporation (including the Company) that was subject to a ‘cease trade’ or similar order (including a voluntary or involuntary cease trade order applying to some or all of the directors or executive officers of a corporation) or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued

(i)	while the proposed director was acting as a director, CEO or CFO of that corporation, or

(ii)	after the proposed director ceased to be a director, CEO or CFO of that corporation but which resulted from an event that occurred while the proposed director was acting in such capacity;

(b)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any corporation (including the Company) that while acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

(d)	has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any penalties or sanctions imposed by

(i)	a court relating to securities legislation or a securities regulatory authority, or

(ii)	a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

APPROVAL OF THE EQUITY INCENTIVE COMPENSATION PLAN

With a view to best compensation practices, at the Meeting, shareholders will be asked to consider, and, if deemed advisable, to pass an ordinary resolution (the “New Incentive Plan Resolution”), to ratify, confirm and approve the adoption of a new incentive plan for the Company (the “New Incentive Plan”). The New Incentive Plan was approved by the directors of the Company on September 23, 2015 (the “Effective Date”).

Current Incentive Plan

The Company’s current stock option plan (the “Old Incentive Plan”) was most recently approved by the Shareholders at the annual meeting held on October 24, 2012. A summary of the Old Incentive Plan is provided below under the heading “Equity Compensation Plans”.

The Board of Directors is recommending that shareholders approve a New Incentive Plan which will provide the Company with a flexible and long-term incentive compensation structure designed to take advantage of innovative compensation practices within the employment marketplace. The purpose of the New Incentive Plan is: (i) to promote accountability and provide significant alignment between eligible participants and the growth objectives of the Company; (ii) to associate a portion of participants’ compensation with the performance of the Company over the long term; and (iii) to attract, motivate and retain the critical directors and employees to drive the success of the Company. While the New Incentive Plan provides the Company with the overall flexibility of a variety of incentives, the Company has retained an independent corporate governance advisor to work with the Compensation Committee on a going forward basis. The corporate governance advisor will assist the Company in the implementation of the New Incentive Plan in accordance with best practices, taking into consideration a review of the Company’s peer groups, overall dilution and the appropriate individual participation limits.

Employees, directors, officers and consultants of the Company and any Affiliates are eligible to participate in the New Incentive Plan (the “Eligible Participants” and, following the grant of an award (an “Award”) pursuant to the New Incentive Plan, such Eligible Participants are referred to as the “Participants”).

The New Incentive Plan provides that a fixed number of up to 5,641,763 of Common Shares (equal to 7% of the Company’s currently issued and outstanding Common Shares), including previously granted options under the Old Incentive Plan, may be issued to satisfied equity based compensation awards under the New Incentive Plan. As of the date of this Circular, there are 80,596,617 Common Shares of the Company outstanding. Currently, there are 3,987,050 options outstanding under the Old Incentive Plan each exercisable for one Common Share of the Company. Common Shares issuable upon exercise of the options outstanding under the Old Incentive Plan represent approximately 4.9% of the current outstanding Common Shares of the Company.

If the New Incentive Plan Resolution is passed, no further options will be issued under the Old Incentive Plan from and after the Effective Date. Common Shares issuable under options that remain outstanding under the Old Incentive Plan will reduce the number of Common Shares available for issuance under the New Incentive Plan.

The number of Common Shares reserved for issuance under the New Incentive Plan and all other share compensation arrangements of the Company will not exceed an aggregate of 7% of the issued and outstanding Common Shares of the Company as of the date hereof. Accordingly, if the New Incentive Plan is approved, an additional 1,654,713 Common Shares, representing approximately 2.1% of the current issued and outstanding Common Shares of the Company will be available for issuance under the New Incentive Plan. The grant of any additional Common Shares will require shareholder approval.

New Incentive Plan Summary

The following is a summary of the principal terms of the New Incentive Plan.

The Compensation Committee of the Board will be responsible for administering the New Incentive Plan. The Compensation Committee will have full and exclusive discretionary power to interpret the terms and the intent of the New Incentive Plan and any award agreement or other agreement between the Company and a Participant (the “Award Agreement”) in connection with the New Incentive Plan, to determine eligibility for Awards, and to adopt such rules, regulations and guidelines for administering the New Incentive Plan as the Committee may deem necessary or proper.

Common Shares Issuable Pursuant to the New Incentive Plan

The following limits on the number of Common Shares issuable under the New Incentive Plan apply:

•

The aggregate number of Common Shares reserved for issuance to Participants under the New Incentive Plan and all other share compensation arrangements of the Company will not exceed an aggregate of 7% of the issued and outstanding Common Shares of the Company as of the date hereof, being a maximum aggregate of 5,641,763 Common Shares, less any Common Shares underlying options outstanding under the Old Incentive Plan.

•

The number of securities issuable to insiders, at any time, under all security based compensation arrangements of the Company will not exceed an aggregate of 7% of the aggregate outstanding Common Shares of the Company.

•

Within any one-year period, the number of Common Shares issued to insiders pursuant to the New Incentive Plan and all other share compensation arrangements of the Company will not exceed an aggregate of 7% of the aggregate outstanding Common Shares of the Company.

The New Incentive Plan does not provide for financial assistance to Participants with respect to an Award granted under the New Incentive Plan except that procedures allowing for “cashless exercise” of Options are permitted whereby a Participant can receive the net value of an Option that is exercised without paying the exercise price directly.

Types of Awards Options

The New Incentive Plan will permit the Compensation Committee to grant Awards for stock options (“Options”), restricted shares (“Restricted Shares”), restricted share units (“RSUs”), deferred stock units (“DSUs”), performance shares (“Performance Shares”), performance units (“PSU”) and share-based awards (“SBAs”) to Eligible Participants.

Options

An Option is a conditional right to purchase Common Shares at a stated option price for a specified period of time. The Compensation Committee may grant Options to any Eligible Participant at any time, in such number and on such terms as will be determined by the Compensation Committee in its discretion. The exercise price for any Option granted pursuant to the Incentive Plan will be determined by the Compensation Committee and specified in the Award Agreement. The price will not be less than the fair market value of the Common Shares on the day of grant (which cannot be less than the greater of (i) the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately prior to the grant date (or other reasonable period as may be permitted by the TSX); or (ii) the closing price of the Common Shares on the TSX on the trading day immediately prior to the grant date). The Compensation Committee may impose such restrictions on Common Shares acquired pursuant to an Option granted under the Incentive Plan as it deems advisable.

Options will vest and become exercisable at such times and on the occurrence of such events, and be subject to such restrictions and conditions, as the Compensation Committee in each instance approves.

Options will expire at such time as the Compensation Committee determines at the time of grant; provided, however that no Option will be exercisable later than the fifth anniversary date of its grant, except where the expiry date of any Option would occur in a blackout period or within five days of the end of a blackout period, in which case the expiry date will be automatically extended to the tenth business day following the last day of a blackout period.

Restricted Shares and Restricted Share Units

Restricted Shares or RSUs are awards of Common Shares that are subject to forfeiture based on the passage of time, and/or upon the occurrence of other events, over a period of time, as determined by the Committee. Restricted Share Units are similar to Restricted Shares, but provide a right to receive Common Shares or cash or a combination of the two upon settlement. The Compensation Committee may grant Restricted Shares and/or RSUs to any Eligible Participant at any time and on such terms as the Compensation Committee determines. The Compensation Committee may impose such restrictions and conditions on any Restricted Share or RSU granted pursuant to the Incentive Plan as it may deem advisable. The Compensation Committee may determine that holders of Restricted Shares and/or RSUs be credited with consideration equivalent to dividends declared by the Board and paid on outstanding Common Shares.

Unless otherwise determined by the Compensation Committee or as set out in any Award Agreement, no RSU will vest later than three years after the date of grant. When a RSU becomes payable, the Company may make payments in settlement of such units in cash, Common Shares of equivalent value, or some other form as determined by the Compensation Committee in its discretion.

Deferred Share Units

Deferred Shares Units or DSUs are awards denominated in units that provide the holder with a right to receive Common Shares or cash or a combination of the two upon settlement. The Compensation Committee may grant DSUs to any independent director of the Company at any time, in such number and on such terms as will be determined in by the Compensation Committee in its discretion.

Performance Shares and Performance Share Units

Performance Shares are awards, denominated in Common Shares, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved. Performance Share Units (“PSUs”) are equivalent to Performance Shares but are denominated in units. The Compensation Committee may grant Performance Shares and/or PSUs to any Eligible Participant at any time, in such number and on such terms as may be determined by the Compensation Committee in its discretion. Each Performance Share and PSU will have an initial value equal to the fair market value of a Common Share on the date of grant.

The Compensation Committee will set performance criteria for a Performance Share or PSU in its discretion and the period of time during which the assigned performance criteria must be met. The extent to which the performance criteria is met will determine the ultimate value and/or number of Performance Shares or PSUs that will be paid to the Participant. The Compensation Committee may pay earned Performance Shares or PSUs in the form of cash or Common Shares equal to the value of the Performance Share or PSU at the end of the performance period. The Compensation Committee may determine that holders of Performance Shares or PSUs be credited with consideration equivalent to dividends declared by the Board and paid on outstanding Common Shares, however, such holders will not have any voting rights.

Share-Based Awards

The Compensation Committee may, to the extent permitted by the TSX, grant other types of equity-based or equity-related Awards not otherwise described by the terms of the Incentive Plan in such amounts and subject to such terms and conditions as the Compensation Committee determines; provided that the maximum number of SBAs issued in any calendar year shall not exceed one per cent (1%) of the issued and outstanding Common Shares of the Company on January 1 of such calendar year. Such SBAs may involve the transfer of actual Common Shares to Participants, or payment in cash or otherwise of amounts based on the value of Common Shares, subject to applicable corporate law and securities law requirements.

Assignment, Termination or Cancellation of Awards

Assignability of Awards

All awards will be non-transferable and non-assignable except as provided in a Participant’s Award Agreement, by will or by the law of descent and distribution. Such Awards will be exercisable during the Participant’s lifetime only by the Participant. Restricted Shares, RSUs, Performance Shares, PSUs and DSUs will be non-transferable and non-assignable until the end of the applicable period of restriction specified in the Award Agreement (normally until the date of settlement through delivery or other payment), or upon earlier satisfaction of any other conditions, as specified by the Committee.

Death

If the Participant dies while an employee, director of, or consultant to, the Company or an Affiliate: (i) any of the Options held by the Participant that are vested and exercisable at the date of death continue to be exercisable by the executor or administrator of the Participant’s estate until the earlier of twelve months after the date of death and the date on which the exercise period of the particular Option expires; (ii) any Restricted Shares, RSUs, Performance Shares or PSUs held by the Participant that have vested as at the date of death will be paid to the Participant's estate (iii) any of the Options held by the Participant that are not yet vested at the date of death immediately expire; (iv) the number of Performance Shares or PSUs held by the Participant that have not vested at the date of death (the “Deemed Awards”) will be adjusted as set out in the applicable Award Agreement; (v) any Restricted Share, RSUs or Deemed Awards held by the Participant that have not vested as at the date of death vest immediately; (vi) the provisions of the applicable Award Agreement for a particular DSU shall determine the specific treatment for such DSU; and (v) the eligibility of a Participant to receive further grants of the above mentioned Awards under the Incentive Plan ceases as of the date of death.

Disability

If the Participant suffers a disability while an employee, director of, or consultant to, the Company or an Affiliate resulting in termination: (i) any of the Options held by the Participant that are exercisable on the last day worked continue to be exercisable until the earlier of three months after the last day of work and the date on which the exercise period of the particular Option expires; (ii) any of the Options held by the Participant that are not yet vested at the last day of work immediately expire; (iii) the number of Restricted Shares, RSUs, Performance Shares or PSUs held by the Participant that have not vested will be reduced in accordance with the Incentive Plan and continue to vest in accordance with the original vesting date; (iv) the provisions of the applicable award agreement for a particular DSU shall determine the specific treatment for such DSU and (v) the eligibility of a Participant to receive further grants of the above mentioned Awards under the Incentive Plan ceases as of the last day worked.

Retirement

Upon retirement of a Participant from the Participant’s employment or term of office or engagement with the Company or Affiliate: (i) any of the Options held by the Participant that are exercisable on the date of retirement continue to be exercisable until the earlier of six months after the date of retirement and the date on which the exercise period of the particular Option expires; (ii) any RSUs, Performance Shares or PSUs held by the Participant that have vested before the date of retirement will be paid to the Participant; (iii) any Restricted Shares, RSUs, Performance Shares or PSUs held by the Participant that have not vested at the date of retirement will continue to vest in accordance with the terms of the Incentive Plan and Award Agreement following the date of retirement until the earlier of the date determined by the Compensation Committee and the date on which the RSUs or PSUs vest pursuant to the original Award Agreement; (iv) any of the Options held by the Participant that are not yet vested at the date of retirement immediately expire; (v) the provisions of the applicable Award Agreement for a particular DSU shall determine the specific treatment for such DSU; and (vi) the eligibility of a Participant to receive further grants of the above mentioned Awards under the Incentive Plan ceases, with respect to Options, as of the date that the Company or an Affiliate provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated and, with respect to Restricted Shares, RSUs, Performance Shares and PSUs, the date of retirement.

Termination

Upon termination of the Participant’s employment or term of office or engagement with the Company for any reason other than death or voluntary retirement or disability: (i) any of the Options held by the Participant that are vested and exercisable on the Termination Date continue to be exercisable until the earlier of three months after the Termination Date and the date on which the exercise period of the particular Option expires; (ii) any RSUs, Performance Shares or PSUs held by the Participant that have vested before the Termination Date will be paid to the Participant; (iii) any Restricted Shares, RSUs, Performance Shares or PSUs held by the Participant that are not yet vested at the Termination Date will be immediately cancelled; (iv) any of the Options held by the Participant that are not yet vested at the Termination Date immediately expire; (v) the provisions of the applicable Award Agreement for a particular DSU shall determine the specific treatment for such DSU; and (v) the eligibility of a Participant to receive further grants of the above mentioned Awards under the Incentive Plan ceases as of the date that the Company or an Affiliate provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated.

Corporate Reorganization and Change of Control

In the event of any merger, arrangement, amalgamation (that does not constitute a Change of Control), consolidation, reorganization, recapitalization, separation, stock dividend, extraordinary dividend, stock split, reverse stock split, split up, spin-off or other distribution of stock or property of the Company, combination of securities, exchange of securities, dividend in kind, or other like change in capital structure or distribution to shareholders of the Company, or any similar corporate event or transaction (a “Corporate Reorganization”), the Compensation Committee will make or provide for such adjustments or substitutions as are equitably necessary in: (i) the number and kind of securities that may be issued under the New Incentive Plan, (ii) the number and kind of securities subject to outstanding Awards, (iii) the price applicable to outstanding Awards, (iv) the total share authorization, (v) the limit on issuing Awards except as provided for in the New Incentive Plan, and (vi) any other value determinations applicable to outstanding Awards or to the Incentive Plan.

In connection with a Corporate Reorganization, the Compensation Committee will have the discretion to permit a holder of Options to purchase on the exercise of such Option, in lieu of the Common Shares, securities or other property that the holder would have been entitled to receive as a result of the Corporate Reorganization if that holder had owned all Common Shares that were subject to the Option.

In the event of a Change of Control, as defined in the New Incentive Plan, the Committee will have discretion to determine that all outstanding Awards shall be cancelled and the value of such Awards will be paid in cash. However, no cancellation will occur with respect to an Award if the Compensation Committee determines, in good faith, that the Award will be honoured, assumed or substituted by a successor Company or Affiliate, provided that such honoured, assumed or substituted Award must: (a) be based on stock which is traded on the TSX and/or an established securities market in London, England or the United States; (b) provide such Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award; (c) recognize, for the purpose of vesting provisions, the time that the Award has been held prior to the Change of Control; and (d) have substantially equivalent economic value to such Award.

A Change of Control will not result in the vesting of unvested Restricted Shares, RSUs, Performance Shares or PSUs provided that: (i) such unvested Awards will continue to vest in accordance with the Incentive Plan and applicable Award Agreement; (ii) any successor entity agrees to assume the obligations of the Company in respect of such unvested awards; and (iii) for Performance Shares or PSUs, the level of achievement of Performance Goals for Fiscal Years completed prior to the date of the Change of Control will be based on the actual performance achieved to the date of the Change of Control and the level of achievement of Performance Goals for Fiscal Years completed following the date of the Change of Control will be based on the assumed achievement of 100% of the Performance Goals.

Where a Participant’s employment or term of office or engagement is terminated by the employer for any reason, other than for Cause, during the 24 months following a Change in Control, any unvested Restricted Shares, RSUs, Performance Shares or PSUs: (i) will be deemed to have vested as at the date of such termination and will become payable as at the date of termination; and (ii) for Performance Shares or PSUs, the level of achievement of Performance Goals for any unvested Awards that are deemed to have vested pursuant to (i) above, shall be based on the actual performance achieved at the end of the fiscal year immediately prior to the date of termination.

Procedures for Amending

Except as set out below, and as otherwise provided by law or stock exchange rules, the Incentive Plan may be amended, altered modified, suspended or terminated by the Committee at any time, without notice or approval from shareholders, including but not limited to for the purposes of:

(a) making any amendments to the general vesting provisions of any Award;

(b) making any amendments to the general term of any Award provided that no Award held by an insider may be extended beyond its original expiry date;

(c) making any amendments to add covenants or obligations of the Company for the protection of Participants;

(d) making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a “housekeeping” matter; or

(e) making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Amendments requiring the prior approval of the Company’s shareholders are: (i) a reduction in the price of a previously granted Option benefitting an insider; (ii) an increase the total number of Common Shares available under the Incentive Plan; (iii) an increase to the limit on the number of Common Shares issued or issuable under the Incentive Plan to insiders; (iv) an extension of the expiry date of an Option; and (v) any amendment to the amendment provisions of the Incentive Plan (other than in respect of (i) to (iii), those carried out pursuant to a Corporate Reorganization). Other than expressly provided for in an Award Agreement or the Incentive Plan, the Compensation Committee will not alter or impair any rights or increase any obligations with respect to an Award previously granted under the Incentive Plan without the consent of the Participant.

Shareholder Approval

At the Meeting, Shareholders will be asked to consider, and, if thought advisable, approve the New Incentive Plan Resolution. Approval of the New Incentive Plan Resolution will require that it be passed by a majority of the votes cast by Shareholders thereon in person and by proxy.

The persons named in the enclosed form of proxy, if named as proxy, intend to vote FOR the approval of the New Incentive Plan Resolution disclosed in the Circular unless specifically instructed otherwise on the proxy.

WHEREAS the Board of Directors of the Company adopted the New Incentive Plan on September 23, 2015 providing for the issuance of up to 7% of the issued and outstanding Common Shares, to a maximum of 5,641,763 Common Shares on a fixed basis

Be it resolved that:

1.	the New Incentive Plan is hereby ratified, approved and adopted;

1.

the Company be and is hereby authorized to issue common shares of the Company (each, a “Common Share”) in satisfaction of the Company’s obligations under any awards granted pursuant to the terms and conditions of the Incentive Plan and any other share compensation arrangements equal in number to an aggregate of 7% of the issued and outstanding Common Shares to a maximum of 5,641,763 Common Shares; and

2.

any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.

REPORT ON CORPORATE GOVERNANCE PRACTICES

The Company and the Board recognize the importance of corporate governance in effectively managing the Company, protecting employees and Shareholders, and enhancing shareholder value. The Company continually reviews its practices and strives to make meaningful improvements to achieve higher standards of corporate governance.

MANDATE OF THE BOARD OF DIRECTORS

The Board supervises the conduct and affairs of the Company directly and through its committees. The Board holds regularly scheduled meetings, with additional meetings to consider particular issues held as necessary. Between May 1, 2014 and April 30, 2015, the Board held nine (9) meetings.

The Board supervises the management of the Company’s business and affairs with a view to sustainable value creation for all shareholders. The Board promotes fair reporting, including financial reporting, to shareholders and other stakeholders, as well as ethical and legal corporate conduct through appropriate systems of corporate governance, internal controls and disclosure controls. Strategic planning and risk identification by the Board is assisted by and based on information and recommendations of senior management of the Company on a variety of matters.

The Board facilitates the exercise of independent supervision over the Company’s management through regular meetings of its four committees, being the: (i) Audit Committee; (2) Compensation Committee; (3) Heath, Safety and Environmental Committee; and (4) Nominating and Governance Committee. The Audit Committee, Compensation Committee and Nominating and Governance Committee are each comprised solely of independent directors. The Health, Safety and Environment Committee is comprised of three independent directors and the Chief Executive Officer of the Company, who is not independent. See “Independence of Directors” below.

The Board has adopted a formal written mandate, the full text of which can be found as Appendix “A” attached hereto and on the Company’s website at www.klgold.com.

POSITION DESCRIPTIONS

The Board has adopted written position descriptions setting out the duties and responsibilities of each of the Company’s Chief Executive Officer, the Chair of the Board, and the Chairs of each Board Committee.

Position descriptions are reviewed by the Board from time to time. Copies of these position descriptions can be found on the Company’s website at www.klgold.com.

BOARD CHAIRMAN

The independent Chairman of the Board (the “Chair”), is responsible for presiding over all meetings of the directors and shareholders of the Company. The primary responsibility of the Chair is to oversee the operations of the Board and to provide leadership to the Board while enhancing its overall effectiveness. The Chair provides leadership to directors by, among other things: (i) ensuring the Board has a strategic focus and represents the best interests of the Company; (ii) ensuring the Board represents and protects the long-term best interests of the Company; (iii) helping set the tone and culture of the Company to foster ethical and responsible decision making, appropriate oversight and best practices in corporate governance; (iv) managing relationships, including acting as a liaison between the Board and the CEO and providing advice, counsel and mentorship to the CEO; and (v) providing leadership to the Board to promote, foster and support a spirit of respect, trust and collegiality among directors and between the Board and management, where questions and discussions are encouraged. As the Chairman is independent, an independent Lead Director is not required.

COMMITTEE CHAIR

The primary responsibility of the Chair of each committee of the Board is to provide oversight and leadership to the committee with a view to enhancing the overall efficacy of the committee. Each committee Chair plays an integral role in the fulfillment of the committee’s duties as set out in the mandate of the committee and the management of the committee process. In fulfilling such role, each Chair of a committee tasked with the management, development and effective performance of the committee.

Each Chair of a committee is responsible for, among other things: (i) planning and organizing the activities of the committee in consultation with management; (ii) taking all steps to ensure the responsibilities and duties of the committee, as outlined in its mandate, are well understood by committee members and effectively executed; and (iii) reporting to the Board its decision making, activities and recommendations.

CHIEF EXECUTIVE OFFICER

The CEO of the Company has the overall responsibility for directing the overall affairs of the Company, provide leadership to management and to provide vision for future growth opportunities to enhance the Company’s long-term objectives, plans and policies. Among other things, the CEO is responsible for: (i) set the tone for the Company so as to promote and foster an ethical and responsible culture that supports the attainment of the corporation's strategic and operational objectives; (ii) identify business opportunities which are consistent with the vision, values and strategic plan of the Company; (iii) develop annual objectives and periodic business, capital and operating plans and budgets for the corporation, recommend such objectives, plans and budgets to the board for adoption, monitor corporate performance relative to the foregoing and provide periodic reports to the board on such performance; (iv) develop and maintain an effective organizational structure that reflects operational needs and defines the authority and responsibility of management while managing human resources of the Company; and (v) serve as the chief spokesperson of Kirkland Lake Gold, and communicate and promote positive relationships with the shareholders of the Company, customers and external stakeholders including financial institutions, local communities where we operate, regulators, legislators and non-governmental organizations.

NOMINATION OF DIRECTORS

The Nominating and Governance Committee of the Board has the responsibilities described below under ‘Board Committees’ including the consideration of new candidates for nomination for election as directors. Any new appointees or nominees to the Board must possess proven expertise in general business management, special knowledge in areas of strategic interest to the Company, and the ability to devote the time required of a director. The names of the Company’s proposed directors, together with their municipality and country of residence, year first elected as director, principal occupation, other directorships and committee membership are set out above under the heading “Business to be Transacted at the Meeting – Election of Directors”. Also indicated for each proposed director is the number of shares beneficially owned, directly or indirectly, by the proposed director or over which the proposed director exercises control or direction, directly or indirectly as of the date of this document.

Majority Voting Policy

The Board has adopted a majority voting policy which requires that, in an uncontested election of directors, any nominee who receives a greater number of “withheld” votes than “for” votes must tender their resignation to the Chair of the Board promptly following the relevant meeting. The Nominating and Governance Committee will consider the proposed resignation in light of all relevant circumstances and make a recommendation to the Board. The Board will determine whether to accept or reject any such resignation within 90 days following such meeting and press release its decision including the reasons for rejecting a resignation, if applicable.

Diversity

The Nominating and Governance Committee periodically reviews the composition of the Board as a whole and, when applicable, considers qualified candidates who are best able to meet the skills matrix developed for the Board. While the Company has not adopted a written policy with respect to the identification and nomination of women directors or executive management, or adopted targets for the representation of women on the Board or in executive management, the Nominating and Governance Committee takes into consideration the overall knowledge, experience, skills, expertise and diversity of the Board as a whole. The Company currently has eight directors, two of whom are women, representing 25% of the Board members. Of the three executive officer positions in the Company, none of those positions are held by women, although two of the Company’s senior management positions (Corporate Legal Counsel and Director of Investor Relations) are held by women.

During the year, the Nominating and Governance Committee considered the diversity of the human resources at all levels of the organization. While women in particular account for a low percentage of the total operational labour force, various departments within the organization are staffed primarily or entirely by women, including the Corporate, Environmental, Finance and Human Resources Departments. Following such review, and on the recommendation of the Nominating and Governance Committee, the Board directed executive management to formulate and adopt procedures to actively promote and broaden the diversity on all levels of the Company’s human resources and to report back to the Board on its progress regarding diversity on a regular basis. Upon evaluation of such reports, the Board will consider the need for a formal written policy or targets regarding diversity on a periodic basis over the ensuing year.

INDEPENDENCE OF DIRECTORS

All nominees for election to the Board, other than Mr., George Ogilvie who is the President and Chief Executive Officer of the Company, are independent. Under NI 58-101, a director is independent if the director has no direct or indirect “material relationship” with an issuer. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment. Based upon the tests for independence, the Company considers that five of the seven nominees proposed for election have no material relationship with the Company and are therefore independent.

The Board reviews the independence of directors on an on-going basis and directors are obligated to inform the Board of any material changes in their circumstances or relationships which may affect the Board’s determination of their independence. The independent directors hold in camera sessions without management at their meetings to review business operations, corporate governance, health and safety, compensation and financial results of the Company. In addition, in the event that the independent directors wish to convene a meeting amongst themselves, they may do so by making arrangements through the Corporate Secretary.

MEETING ATTENDANCE

The attendance record of the nominees at meetings of the Board and its Committees since the beginning of the

Company’s last financial year is as follows:

Director	Number of Meetings Attended/Held in Financial Year(1)
	Board	Audit(5)	Operations(6)	Compensation	Nominating & Corporate Governance	Health, Safety & Environmental
COOPER, Barry R.(2)	6/6 (100%)	3/3	-	1/1	-	3/3
KLESSIG, Pamela J.	9/9 (100%)	5/5	1/1	7/7 (Chair)	5/5	4/5
OLSON, Barry P.(2)	6/6 (100%)	-	-	1/1	-	3/3 (Chair)
OGILVIE, George O.(4)	9/9 (100%)	-	1/1	-	-	5/5
PARR, Jeffrey S.(2)	6/6 (100%)	3/3 (Chair)	-	1/1	2/2	-
SPROTT, Eric(3)	2/2 (100%) (Chair)	-	-	-	-	-
WHITTAKER, Dawn P.	9/9 (100%)	3/3	-	-	5/5 (Chair)	-

(1)	The financial year began on May 1, 2014 and ended on April 30, 2015.
(2)	Messrs. Cooper, Olson and Parr were elected as directors of the Company at the Company’s Annual and General Meeting of Shareholders held on October 22, 2014.
(3)	Mr. Sprott was appointed as Chairman of the Board and as a director of the Company effective February 20, 2015.
(4)	Mr. Ogilvie became a member of the Health, Safety and Environmental Committee on May 20, 2014.
(5)	Mr. Parr (Chair), Mr. Cooper and Ms. Whittaker were appointed to the Audit Committee on October 23, 2014.
(5)	The Operations Committee was formally dissolved by the Board on July 8, 2014.

COMPENSATION OF DIRECTORS

The Board believes that compensation for directors should be competitive with the compensation paid to directors of comparable companies. The Compensation Committee reviews directors’ compensation regularly and makes recommendations to the Board. Directors who are employees of the Company do not receive any compensation for service as directors. Compensation paid to each director during fiscal 2015 is set out under “Compensation of Directors”.

The Company’s executive compensation philosophy is described under “Compensation Discussion and Analysis – Compensation Philosophy”.

ORIENTATION AND CONTINUING EDUCATION

The Company provides new directors with orientation materials describing the business of the Company, its corporate governance structure and related policies and information. The Company’s CEO, CFO and other senior management provide new directors with detailed briefings on company strategy, operations, business development, legal, financial, exploration, human resources and other matters.

To ensure the Board provides continuing information and education for its directors so they maintain the skill and knowledge necessary for them to meet their obligations as directors of the Company, generally one Board meeting is held at the Macassa Mine site each year. There is ongoing communication between management and the Board, particularly in light of certain operational changes the Company has gone through over the past few years. In addition to ordinary course presentations, management also regularly delivers presentations on topics considered relevant to the Company’s business. Presentations to the Board are also made by outside experts from time to time on subjects pertinent to the Company’s business and issues it is facing at any particular time. The Board believes the discussion among the directors, management and outside experts at these meetings provides a valuable learning resource for directors without expertise in the subject matter being presented. Additionally, the Audit Committee chair meets annually with the Company’s key external advisors, providing an opportunity for direct engagement.

ETHICAL BUSINESS CONDUCT

As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and ethical standards and applicable legal and financial requirements. In that regard:

•	the Board has a Nominating and Governance Committee, as described below under the heading “Board Committees – Nominating and Governance Committee” and has adopted a written mandate for this Committee;
•

the Company has adopted a Code of Ethics (the “Code”) approved by the Board in March 2015, setting out the guidelines for the conduct expected from directors and officers of the Company. Since the beginning of the Company’s last financial year, the Company has not filed a material change report relating to any conduct of a director or executive officer that constitutes a departure from the Code;

•

the Company has a Whistleblower Policy which sets out procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Company’s accounting, auditing and financial reporting procedures and obligations;

•	the Company has an Insider Trading Policy which, among other things, details when directors, officers and employees may not engage in trading in the Company’s securities;
•

the Company has a Disclosure Committee Policy designed to ensure that all disclosure made by the Company is accurate, complete and fairly presents the Company’s financial position and results of operations in all material respects and is made on a timely basis in accordance with the provisions of applicable TSX regulations and securities laws;

•

the Company’s Disclosure Committee which is comprised of the President and Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary and the Director of Investor Relations of the Company, reviews and approves public disclosure of the Company in accordance with the Disclosure Committee Charter;

•	the Board encourages senior management to consult with outside legal and financial advisors to ensure the Company is meeting all legal and regulatory requirements; and
•

the Board has implemented policies and procedures designed to ensure compliance with the conflict of interest provisions of its governing corporate legislation and relevant securities legislation, regulatory instruments and stock exchange policies (which require that interested directors recuse themselves from the consideration of, and voting on, such matters), to ensure the directors exercise independent judgment when considering transactions and agreements in respect of which any director has an interest.

The Code, the Whistleblower Policy and the Insider Trading Policy are available on the Company’s website at www.klgold.com. In addition a copy of the Code can be accessed under the Company’s profile on SEDAR at www.sedar.com.

SHAREHOLDER COMMUNICATIONS

The Company has procedures in place to facilitate effective communication with its shareholders. Company management includes a dedicated investor relations professional who is experienced in working closely with members of the investment community, institutional investors and individual shareholders.

Shareholders may communicate directly with the Chair of the Nominating and Governance Committee by sending correspondence, marked to the attention of the Chair of the Nominating and Governance Committee in care of the Corporate Secretary of the Company at 95 Wellington Street West, Suite 1430, Toronto, Ontario M5J 2N7.

BOARD COMMITTEES

The Board has the following committees:

Audit Committee

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	financial reporting;
•	the external auditor;
•	compliance with legal and regulatory requirements related to financial reporting and certain corporate policies;
•	internal controls over financial reporting and disclosure controls; and
•	any additional matters delegated by the Board to the Audit Committee.

The Audit Committee consists of four independent directors – Jeffrey Parr (Chair), Barry Cooper, Pamela Klessig and Dawn Whittaker. The Board has determined that all of the members of the Audit Committee are independent and financially literate as required by applicable securities legislation. Between May 1, 2014 and April 30, 2015, the Audit Committee met five times.

Additional information regarding the Audit Committee’s members, the Audit Committee Charter and other related matters can be found in the Company’s AIF for the year ended April 30, 2015, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com and available on the Company’s website at www.klgold.com. Shareholders may also obtain a copy of the Company's AIF, free of charge, upon written request to the Company. See “Additional Information” at the end of this Circular.

Compensation Committee

The Compensation Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	the selection and retention of executive officers;
•	policies, programs and procedures for compensating and incentivizing executive officers;
•	oversight of the executive compensation structure and benefit plans and programs; and
•	review of director compensation and recommendations for adjustments to such compensation
•	any additional matters delegated by the Board to the Compensation Committee.

The Compensation Committee consists of four independent directors, being Pamela Klessig (Chair), Barry Cooper, Barry Olson and Jeffrey Parr. The Compensation Committee meets as frequently as is necessary to carry out the responsibilities under its charter, a copy of which is available on the Company’s website at www.klgold.com. Between May 1, 2014 and April 30, 2015, the Compensation Committee met seven times. All of the members of the Compensation Committee have experience that is relevant to their responsibilities as members of the Compensation Committee. In the course of their professional life, the members of the Compensation Committee have been involved in either the establishment or monitoring of various compensation programs within the mining sector.

Health, Safety and Environmental Committee

The Health, Safety and Environmental Committee (“HSE Committee”) is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	the establishment and review of the Company’s health, safety and environmental policies;
•	monitoring the effectiveness of the Company’s health, safety and environmental policies, systems and monitoring processes; and
•	any additional matters delegated by the Board to the Health, Safety and Environmental Committee.

The HSE Committee consists of four members, being Barry Olson (Chair), Barry Cooper, Pamela Klessig, and George Ogilvie. Mr. Olson, Mr. Cooper and Ms. Klessig are considered independent, while Mr. Ogilvie is not considered independent. Between May 1, 2014 and April 30, 2015, the HSE Committee met five times.

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	the Company’s overall approach to corporate governance
•	the size, composition and structure of the Board and its Committees;
•	the identification and recommendation to the Board of qualified individuals for appointment to the Board and its committees;
•	orientation and continuing education for directors;
•	the limitation of director and officer liability;
•	matters involving conflicts of interest of directors; and
•	any additional matters delegated by the Board to the Nominating and Governance Committee.

The Nominating and Governance Committee consists of four members, being Dawn P. Whittaker (Chair), Pamela Klessig and Jeffrey Parr. Each of the three members of the Nominating and Governance Committee are considered independent. Between May 1, 2014 and April 30, 2015, the Nominating and Governance Committee met five times.

During the year ended April 30, 2015, the Nominating and Governance Committee, in conjunction with the updated internal controls framework (COSO), was responsible for the implementation of a Code of Conduct and Ethics, a Disclosure and Communications Policy, a Disclosure and Communications Charter and an updated Insider Trading Policy. See “Ethical Business Conduct” above.

Operations Committee

On July 8, 2014, the Board resolved to dissolve the Operations Committee. Responsibility for reviewing operation plans and providing guidance and feedback on any operations matters of importance to the Company are now handled by the full Board and delegated to the appropriate committee, where applicable. Between May 1, 2014 and April 30, 2015, the Operations Committee met once.

The Operations Committee was comprised of five directors, being Claude Lemasson (Chair), Trevor Gabriel, Pamela Klessig, John Thomson and George Ogilvie. Messrs. Lemasson and Gabriel, former directors of the Company were considered independent. Pamela Klessig, current director of the Company is considered independent, while Mr. Thomson and Mr. Ogilvie are not considered independent.

ASSESSMENTS

The Nominating and Governance Committee is responsible for implementing an annual process for assessing the overall effectiveness of the Board as a whole. For the year ended April 30, 2015, each director completed a self-evaluation which covered, among other things, the overall functioning and performance of the Board, the operational oversight of the Board, review of management structure and succession issues, effectiveness of internal controls and financial reporting, ethics and compliance review and accountability, along with the Company’s overall strategic direction. A report was compiled on the basis of the submitted self-evaluations and the results provided to all Board members. Thereafter the Board reviewed the results of the self-evaluations and various recommendations were made to ensure the continued effectiveness of the Board.

REPORT ON EXECUTIVE COMPENSATION

The Company’s Statement of Executive Compensation, made in accordance with the requirements of Form 51-102F6 Statement of Executive Compensation, is set forth below and contains information about the compensation paid to, or earned by, the Company’s CEO, CFO and the three most highly compensated executive officers of the Company earning more than $150,000 in total compensation as at April 30, 2015 (the “NEOs”). During the year ended April 30, 2015, the NEOs were George O. Ogilvie, Chief Executive Officer, John S. Thomson Chief Financial Officer, and Chris Stewart, Vice President of Operations.

COMPENSATION DISCUSSION & ANALYSIS

Compensation Philosophy

The Company’s primary objective is building a sustainable mining company that is recognized as a safe and responsible gold producer while maximizing profitable gold production to increase shareholder value. To succeed in this, it is imperative that competitive compensation packages be provided to executive management to ensure executives are appropriately retained and engaged to effectively manage, operate and grow the Company. The compensation philosophy of the Company looks to align compensation with the performance of Kirkland Lake Gold, which ultimately aligns with the interests of shareholders.

In 2014, the Company formalized the process to establish various corporate objectives at the beginning of each year, against which annual performance incentive grants, in the form of cash based bonuses, will be measured. After reviewing the top priorities of the Company for the year ended April 30, 2015, the Compensation Committee established various corporate objectives that are aligned with the key priorities for future success of the Company.

Benchmarking

The Company reviews its peer group annually to ensure its compensation practices are in keeping with good governance standards and appropriate based on its competitors.

Other North American mining companies having similar operations were selected on the basis of companies with whom Kirkland Lake Gold competes for executives and other talented professionals. These companies are referred to herein as the “Benchmark Group”. The Benchmark Group was selected by the Compensation Committee after a review of other mining companies similar to the Company as determined by one or more of the following selection criteria: production levels, market capitalization, asset size, employee totals, and rates of growth. The sample list of companies was generated through a compilation of reports of stock market analysts, brokers and others familiar with the North American mining industry. All data compiled was based on the most recent fiscal year for the selected companies and, in a minority of cases, where the most recent fiscal year was unavailable, the next available year was used. The following companies were identified and used in the Benchmark Group:

•	Aurico Gold	•	Silver Standard
•	Detour Gold Corp	•	St Andrew Goldfields
•	Lake Shore Gold Corp.	•	Richmont Mines Inc.
•	Primero Mining Corp.	•	Wesdome Gold Mines Ltd.

How Executive Compensation is Determined

The Compensation Committee relies on the experience of its members in assessing compensation levels. Three of the Compensation Committee members have acted or are currently acting as officers and/or directors of other publicly traded companies in similar lines of business as the Company.

The purpose of the Compensation Committee’s deliberation process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;
•	identify and understand any gaps that may exist between the Company’s compensation rates and compensation paid by other companies; and
•	establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Board’s approval.

The Compensation Committee is supported by the executive officers of the Company, who provide the data and analyses to support decision making. In establishing policies covering base salaries, benefits, annual bonuses and long term incentive plans, the Compensation Committee takes into consideration the recommendations of Management.

When making compensation recommendations for NEOs, the Compensation Committee considers factors beyond market data. Based on input from Management, the Compensation Committee also considers the individual’s performance, tenure and experience, the overall performance of the Company, any retention concerns, the individual’s historical compensation and the compensation of the individual’s peers in the industry. There is no mandatory framework that determines which of these additional factors may be more or less important, and the emphasis placed on any of these additional factors may vary among the Compensation Committee members. While the Compensation Committee does have certain guidelines, goals, and tools that it uses to make its decisions, as explained below, the determination of compensation is not driven by a formula and therefore relies on the judgment of the Compensation Committee, the Chair and the CEO.

In considering remuneration for executives other than the CEO, the CEO sets executive compensation within the executive compensation philosophy framework with oversight provided by the Compensation Committee, where applicable. The Compensation Committee makes all decisions regarding the CEO’s compensation in camera, without the presence of management.

The Compensation Committee meets both with and without the presence of the executive Management. The Chair of the Compensation Committee sets the agenda for each meeting in consultation with Management representatives and other committee members, and the Chair provides regular reports to the Board regarding actions and discussion at Compensation Committee meetings.

Compensation Surveys

In addition to annual proxy surveys of companies within the comparator group noted above, the Company relies on surveys prepared by independent consultants to ensure the Company’s compensation program provides competitive compensation opportunities for its executive officers while satisfying its compensation philosophy and objectives. In 2015, the Company purchased Mercer’s Mining Industry and Executive, Management and Professional Salary Surveys for 2014. In addition, in 2014 and 2015, the Company purchased Hay Group Survey Data. The amounts paid in 2015 and 2014 by the Company for the compensation surveys were as follows:

Consultant	Amount Paid in 2015	Amount Paid in 2014
Mercer (Canada) Ltd.	n/a	$5,130
Hay Group Survey Data	$11,020	$8,765

Compensation Consultant Fees

The aggregate fees paid to human resources consultants or advisors for consulting services (excluding purchased surveys) related to determining compensation for any of the Company’s executive officers for the fiscal year ended April 30, 2015 was $32,949.

In July 2014, the Compensation Committee engaged McDowall Associates, an independent human resources consulting firm, to assist in evaluating the proposed compensation package for the Company’s CEO, Mr. Ogilvie, and for Mr. John Thomson, the Company’s CFO, for fiscal 2015, and to provide commentary on the proposed incentive plan structure for Company executives and senior managers.

Objectives of Executive Compensation

A comprehensive compensation strategy has been developed that is specifically designed to accomplish the following goals:

•	Attract, retain and motivate key talent;
•	Align the interests of management with the interests of the Company’s shareholders; and
•	Leverage performance by linking compensation to individual and overall business performance.

Attract, Retain and Inspire Key Talent

The compensation package meets the goal of attracting, retaining and motivating key talent in a highly competitive mineral exploration environment through the following elements:

•	A competitive cash compensation program, consisting of base salary and annual bonus opportunities based performance incentives; and
•	Providing an opportunity to participate in the Company's growth through stock options.

Alignment of Interest of Management with Interest of the Company's Shareholders

The compensation package meets the goal of aligning the interest of management with the interest of the Company's shareholders through the grant of stock options:

•	If the price of the shares increases, both executives and shareholders will benefit; and
•	By providing a vesting period on stock option awards, the Company ensures management has an interest in increasing the price of the shares over time, rather than focusing on short-term increases.

Subsequent to the year ended April 30, 2015, based on the recommendation of the Compensation Committee, the Board approved the New Incentive Plan in order to further align the interests of management with shareholders. The implementation of the Incentive Plan will provide the Company with a flexible and long-term incentive compensation structure designed to address the continuing development of innovative compensation practices within the employment marketplace.

Leveraging Performance by Linking Compensation to Individual and Business Performance

By linking management’s goals and objectives to the payment of annual incentive awards, the above compensation components should motivate the executives to meet both their individual goals and objectives but also those of the Company in general.

Elements of Executive Compensation

The current executive compensation program for the fiscal year ended April 30, 2015 contained four basic elements, as described in more detail below:

Element of Compensation	Purpose
Base Salary

Fixed salaries designed to measure and compare to compensation offered by competitors and are designed to remain competitive with competitors. This provides the basis to determine other elements of compensation and compensatory benefits.

Short-Term Incentives

Annual incentives are tied to performance and are paid at the discretion of the Board based on a number of factors, including financial and operating performance of the Company as well as personal performance.

Long-Term Equity	Stock options are a variable element of compensation intended to provide additional incentive to the NEOs to achieve sustained, long-term profitability and increases in stock value.
Benefits Plans – including medical, dental, life and disability insurance, defined contribution pension plan and RRSP matching plan

The Company’s benefit plans provide financial comfort to the NEO in the event of illness, disability or death. The defined contribution pension plan and the group RRSP plan are provided to assist individuals in saving for their retirement.

Base Salary

The base salary for each NEO is based on an assessment of factors such as:

•	current competitive market conditions;
•	level of experience and performance of the executive officer;
•	compensation levels within the Benchmark Group; and
•	particular skills of the NEOs, such as leadership ability and management effectiveness, responsibility and proven or expected performance of the particular individual.

Using this information, budgetary guidelines and other internally generated planning and forecasting tools, the Compensation Committee performs an assessment of the compensation of all NEOs annually. The Compensation Committee uses this assessment to recommend to the Board base salaries for each of the CEO and CFO.

The Board, upon recommendation of the Compensation Committee, sets the base salary of the CEO, and, upon recommendation of the Compensation Committee and CEO, sets the base salary of the CFO. In determining the base salary of an NEO, the Board considers the recommendations made by the CEO and the Compensation Committee, the particular responsibilities related to the position, the experience level of the NEO, and his or her past performance at the Company.

Short-Term Incentives (Annual Performance-Based Cash Incentives)

Annual performance-based cash incentives are a variable component of compensation designed to reward the Company’s executive officers for maximizing annual operating performance. The NEOs are eligible for annual performance-based cash incentives based on a consideration of factors including: achievement of production goals, relative stock performance, relative change in cash flow per share, performance against budget, expense control, the NEO's performance and other exceptional or unexpected factors. These and other relevant factors are given varying degrees of weight depending on the relevance of the factors to the particular NEO.

Any short-term incentives paid to NEOs are entirely within the discretion of the Board, following recommendations by the CEO and the Compensation Committee.

The annual performance incentive is a short term element of compensation which is linked to the overall goal of creating shareholder value. This target incentive is set out as a percentage of base salary and reflects the significance of the individual’s position and level of responsibility. The percentage target amounts to which each NEO was eligible for during the year ended April 30, 2015 are set out below.

Executive/Position	Base Salary	Fiscal 2015 Target Bonus (% of 2015 Base Salary)	Target Eligibility
George O. Ogilvie, Chief Executive Officer	$450,000	100%	$450,000
John S. Thomson, Chief Financial Officer	$320,000	65%	$208,000
Christopher Stewart, VP Operations	$270,000	60%	$162,000

The weightings which are attributed to either corporate or personal objectives depend on the position of the NEO. The following weightings applied to the 2015 annual performance incentive awards.

Executive	Corporate Objectives	Personal Objectives
George Ogilvie, President and CEO	80% (or $360,000)	20% (or $90,000)
John Thomson, CFO	80% (or $164,400)	20% (or $41,600)
Chris Stewart, VP Operations	80% (or $129,600)	20% (or $32,400)

The corporate objectives reflect the top priorities for Kirkland Lake Gold and are largely focused on mining operations.

2015 Annual Performance Incentive Scorecard – Corporate Objectives
Performance Measure	Threshold Performance	Target Performance	Stretch Performance	2015 Performance	Weighting	Weighted Results(4)
Corporate Social Responsibility
Total Accident Frequency Rate(1)	4.12	3.5	2.8	6.2	5%	0%
Environmental Reportable Incidents(2)	2	1	0	0	5%	125%
Costs
Cash Costs/oz Sold	950	900	850	822	10%	125%
All in Cash Costs(3)	1400	1350	1300	1310	20%	120%
Production
Ounces Gold Sold	140,000	155,000	175,000	155,709	25%	100%
Resources Added (ozs)	131,750	155,000	193,750	222,823	15%	125%
(1)	Total Accident Frequency Rate is calculated by the total number of serious injuries per 200,000 man hours worked.
(2)

Environmental Reportable Incidents is determined by a reportable event and/or incident which results in a discharge from the Company’s property and an official warning or order as a result of such discharge.

(3)

All in Cash Costs is a common performance measure in the mining industry but does not have any standardized meaning. Please refer to Appendix B, entitled “Non-GAAP Financial Measures” in the Company’s Management Discussion and Analysis for the year ended April 30, 2015 available under the Company’s profile on SEDAR at www.sedar.com for further details.

Based on the above and the achievement of both corporate and personal objectives, the bonuses paid to the NEOs during the year ended April 30, 2015 represented 125% of each NEOs respective target bonus base salary percentage. See “Summary Compensation Table” set out below.

Long-Term Equity Compensation (Stock Options)

The granting of stock options is a variable component of compensation intended to provide additional incentive to the NEOs to achieve sustained, long-term profitability and increases in stock value. Accordingly, the Compensation Committee reviewed and made recommendations to the Board with respect to the allocation of options to NEOs under the terms of the Old Incentive Plan. In making its recommendations, the Compensation Committee took into account the current value of past equity compensation granted to the executive as well as the latest trends and awards made by companies in the Benchmark Group. The Board then determined, after reviewing the recommendations of the Compensation Committee, the NEOs and other key employees to whom grants are to be made and the terms and conditions of such grants.

For further details of the stock options granted to NEOs during the year ended April 30, 2014, see “Option Based Awards to NEOs” below.

Option Based Awards to NEOs

Stock option grants to NEOs are subject to the approval of the full Board and are made upon the recommendation of the Compensation Committee, which consults with the Chair and CEO. Upon notification from the Chair and CEO that a grant of options is deemed advisable, the Compensation Committee will review the terms and either approve or reject the request. If the Compensation Committee approves the grant of options, a recommendation is made to the Board which, after its own assessment, will formally grant the options by resolution.

In addition to determining the number of shares to be subject to options granted, the Chair and CEO also recommend, subject to and in accordance with the provisions of the Old Incentive Plan and regulatory requirements of the TSX, the following terms of the options, which are presented to the Compensation Committee for review and approval:

•	the exercise price;
•	the terms on which the options vest; and
•	any other materials terms and conditions.

Retirement Plans for NEOs

The Company has a defined contribution pension plan (the “Pension Plan”) for executive officers and employees, pursuant to which the Company provides a mandatory contribution of 5% of a plan member’s annual salary toward the Pension Plan. Executive officers and employees are entitled to participate in the Pension Plan and there is a two year vesting period on mandatory or matched Company contributions.

In addition, participants may contribute up to 5% of their annual base salary to the RRSP plan. Kirkland Lake Gold then matches the employee contributions up to a maximum amount of 5%, subject to Revenue Canada maximums.

The accumulated value of the Pension Plan for the NEOs who participated in the Pension Plan as at April 30, 2015 is presented in the following table:

Named Executive Officer	Accumulated value at start of year ($)	Compensatory ($)(1)	Accumulated Value at year end ($)
George Ogilvie, CEO	n/a	n/a	n/a
John Thomson, CFO and EVP	n/a	n/a	n/a
Chris Stewart, VP Operations	$0	$12,886	$12,886

Notes:
(1) Compensatory amounts are inclusive of equally matched Company and NEO contributions.

Benefits and Perquisites

Kirkland Lake Gold provides competitive benefits and perquisites to executives to aid in the attraction and retention of highly qualified executives. Medical, dental and disability benefits are provided on the same basis as they are to all full-time employees.

Compensation Risk Oversight and Assessment

The Board has not formally considered the implications of risks associated with the Company’s compensation policies and practices as it believes the current structure of the Company’s executive compensation arrangements is focused on long-term value and is designed to correlate to the long-term performance of the Company, which includes, but is not limited to, performance of its share price. In particular, the Board is of the view that using measurable production targets and having a cap within the annual incentive plan inherently incentivizes the Company’s employees to create long-term, sustainable value for shareholders while managing compensation risk. Further, the Board is looking to strengthen its current structure of executive compensation through the New Incentive Plan which will serve to further align shareholder value in keeping with the long-term performance of the Company while providing additional flexibility to address any compensation-related risks.

NEOs and directors are not authorized to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following graph shows the Company’s cumulative total shareholder return on its shares compared with the cumulative total shareholder return of the Standards & Poors – TSX Composite Index (assuming reinvestment of dividends) during the Company’s last five financial years if $100 were invested in each at the start of such five year period.

	As at April 30
	2010	2011	2012	2013	2014	2015

Company’s	$90.70	$163.72	$150.00	$39.30	$35.93	68.49
Share Price	($7.80)	($14.08)	($12.90)	($3.38)	($3.09)	($5.89)
S&P/TSX Composite	$130.95	$149.54	$131.83	$133.58	$157.13	163.49
Index	(12,210.70)	(13,944.79)	(12,292.69)	(12,456.50)	(14,651.87)	(15,244.52)

(1)	Amounts shown in parentheses are the Company’s closing share price and the Standard & Poors - TSX Composite Index value, respectively, on such dates.

Analysis of Executive Pay Trends and Company Performance

During the time period of 2010 to 2014, the Company was completing a five-year expansion project, which has increased the earning potential of the Company’s assets in the long term. However, between 2012 and 2014, the price of gold declined by approximately 24% and the growth plan implemented was highly dependent on a higher gold price environment. These aspects negatively affected the share price, as evidenced in the above graph.

With a new management team in place and changes implemented since the beginning of 2014, the Company improved its financial performance with increased profitability, positive cash flow from operations and generated free cash flow during fiscal 2015. In addition, the Company met and in certain instances exceeded its original guidance parameters for the year, including achieving annual production of 153,957 ounces at an improved grade of 0.43 ounce per ton. This resulted in an appreciation in the share price of approximately 80% over the 12 month period. Bonuses paid to NEOs during the year ended April 30, 2015, are largely reflective of the overall performance of the Company in light of the operational improvements and its return to profitability.

Termination of Employment, Change in Responsibilities, and Employment Contracts

The following describes the respective consulting agreements entered into by the Corporation and the NEOs of the Company as at the date hereof.

President and Chief Executive Officer

The Company entered into an employment agreement with George Ogilvie, as President and Chief Executive Officer of the Company on November 18, 2013, as amended on August 1, 2014. Pursuant to the terms of his employment agreement, Mr. Ogilvie is entitled to an annual salary of $450,000. In the event of termination without cause prior to Mr. Ogilvie’s ten year anniversary of employment, being November 18, 2023, Mr. Ogilvie is entitled to a lump sum payment equal to twelve months annual salary. In the event Mr. Ogilvie is terminated without cause at any time after November 18, 2023, Mr. Ogilvie is entitled to a lump sum payment equal to twenty-four months annual salary. In the event the employment contract is terminated without cause, at any time, Mr. Ogilvie will also be entitled to receive a prorated bonus award reflective of his service during the year of termination; an amount equal to the costs of maintaining insurance and benefit plans for a period of twelve months following termination; and continued benefits during the applicable notice period. In the event there is a change of control of the Company (as hereinafter defined), if within the one year period following a Change of Control Mr. Ogilvie is terminated without cause or Mr. Ogilvie terminates the employment agreement for good reason (as hereinafter defined), Mr. Ogilvie will be entitled to receive a lump sum payment equal to all salary, bonus and benefit entitlements received by Mr. Ogilvie during the twenty-four month period prior to the Change of Control.

On September 5, 2014, upon the recommendation of the Compensation Committee, the Board approved a compensation package for the Company’s CEO for fiscal 2015, which included a base salary of $450,000, a housing loan of up to $500,000, and reimbursement of the costs associated with relocating to Toronto, Ontario from St. John’s, Newfoundland where Mr. Ogilvie previously resided.

In addition, if determined by the Board, on the recommendation of the Compensation Committee, an annual bonus of up to 100% of Mr. Ogilvie’s annual salary may be payable.

In addition, Mr. Ogilvie is entitled to participate in the pension plan and RRSP matching plan of the Company.

The estimated incremental payments, payables and benefits that might be paid to Mr. Ogilvie pursuant to this agreement in the event of termination without cause or after a Change of Control (assuming such termination or Change of Control was effective as of April 30, 2015) are $929,764 and $1,859,528 respectively.

Prior to making the recommendation for the CEO, the Compensation Committee retained an outside consultant, McDowall Associates, to review the proposed compensation package and determined that it was within industry standards.

Chief Financial Officer and Executive Vice President

The Company entered into an employment agreement with John Thomson, as Chief Financial Officer of the Company on April 1, 2011, as amended on January 13, 2014. Pursuant to the terms of his employment agreement, Mr. Thomson is entitled to an annual salary of $320,000. In the event of termination without cause, Mr. Thomson is entitled to a lump sum payment on giving notice or in lieu of notice in accordance with applicable law. In the event there is a Change of Control, and Mr. Thomson is terminated without cause or terminates his employment agreement for Good Reason within a one year period following the Change of Control, Mr. Thomson will be entitled to receive a lump sum payment equal to all salary, bonus and benefit entitlements received by him during the twenty-four month period prior to the Change of Control.

In addition, pursuant to the terms of his employment agreement, Mr. Thomson is entitled to participate in the short term incentive bonus plan of the Company for up to 65% of his annual salary.

The estimated incremental payments, payables and benefits that might be paid to Mr. Thomson pursuant to this agreement in the event of termination without cause or after a Change of Control (assuming such termination or Change of Control was effective as of April 30, 2015) are $531,357 and $1,062,714 respectively.

Subsequent to the year ended April 30, 2015, the Company announced that Mr Thomson will step down as Chief Financial Officer and Executive Vice President on or prior to December 31, 2015.

Vice President, Operations

The Company entered into an employment agreement with Christopher Stewart, as the Vice President, Operations of the Company on Chief Financial Officer of the Company on April 25, 2014. Pursuant to the terms of his employment agreement, Mr. Stewart is entitled to an annual salary of $270,000. In the event of termination without cause, Mr. Stewart is entitled to a lump sum amount equal to all salary, bonus, benefits and entitlements for a period of six months. For each additional year of service from April 2014, Mr. Stewart shall be entitled to an additional month of notice. In the event there is a Change of Control, and Mr. Stewart is terminated without cause or terminates his employment agreement for Good Reason within a one year period following the Change of Control, Mr. Stewart will be entitled to receive a lump sum payment equal to all salary, bonus and benefit entitlements received by him during the twelve month period prior to the Change of Control.

In addition, pursuant to the terms of his employment agreement, Mr. Stewart is entitled to participate in the short term incentive bonus plan of the Company for up to 60% of his annual salary. He is also entitled to participate in the pension plan and RRSP matching plan of the Company which provides that the Company will match his RRSP contributions up to a maximum of 5% of his base salary and will contribute up to 5% of his base salary toward the defined contribution pension plan.

The estimated incremental payments, payables and benefits that might be paid to Mr. Stewart pursuant to this agreement in the event of termination without cause or after a Change of Control (assuming such termination or Change of Control was effective as of April 30, 2015) are $243,841 and $463,288 respectively.

“Change of Control” means (i) any transaction (whether by purchase, merger or otherwise) whereby a person or a group of persons acting jointly or in concert directly or indirectly acquires beneficial ownership of shares representing the right to cast, at a general meeting of shareholders of the Corporation, more than 35% of the votes that may be ordinarily cast at a general meeting of the Corporation; (ii) the Corporation’s amalgamation, consolidation or merger with or into any other person, any merger of another person into the Corporation, if as a result thereof a person or a group of persons acting jointly or in concert directly or indirectly (other than the holders of voting shares of the Corporation immediately prior to such amalgamation, consolidation or merger) beneficially own shares representing the right to cast, at a general meeting of shareholders, more than 35% of the votes that may be ordinarily cast at a general meeting of the Corporation or the successor entity upon completion of the amalgamation, consolidation or merger; (iii) the nominees named in the most recent management information circular of the Corporation for election to the Board (or persons approved by them) not constituting a majority of the Board as a result of or in connection with a contested election of directors or a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or its affiliates; or (iv) any conveyance, transfer, sale lease or other disposition of all or substantially all of the Corporation’s and the Corporation’s subsidiaries’, if any, assets and properties, taken as a whole, to another arm’s length person.

“Good Reason” means any of the following:

(i)

without the express written consent of the Executive, any change or series of changes in the duties, responsibilities, authority or status of the Executive with the Corporation such that immediately after such change or series of changes the duties, responsibilities, authority or status of the Executive, taken as a whole, are materially diminished from those assigned to the Executive immediately prior to such change or series of changes; or

(ii)	a reduction by the Corporation in the Executive’s annual compensation entitlements except:

(a)

as part of a general reduction in the annual base salary or annual bonuses of all or substantially all of the senior executives of the Corporation which affects the Executive in substantially the same manner as the other senior officers who are also affected by such general reduction; or

(b)	which does not constitute more than ten percent (10%) of the aggregate of the Executive’s Salary and potential annual bonus entitlements;

(iii)

any material breach or non-observance by the Corporation of any material provision of this Agreement, provided the Executive shall give the Corporation a 30 day period of time following written notice from the Executive to rectify any such alleged failure, breach or non-observance of this Agreement; or

(iv)	any other reason which would be considered to amount to constructive dismissal by a court of competent jurisdiction.

Summary of Termination Payments

The estimated incremental payments, payables and benefits that might be paid to the current NEOS pursuant to the above noted agreements in the event of termination without cause or after a Change in Control (assuming such termination or Change in Control is effective as of April 30, 2015) are detailed below:

Named Executive Officer	Termination not for Cause ($)	Termination on a Change of Control ($)
George Ogilvie, CEO Salary and Quantified Benefits Bonus Total	$450,000 $479,764 $929,764	$900,000 $959,528 $1,859,528
John Thomson, CFO and EVP Salary and Quantified Benefits Bonus Total	$320,000 $211,357 $531,357	$640,000 $422,714 $1,062,714
Christopher Stewart, VP Operations Salary and Quantified Benefits Bonus Total	$154,244 $89,597 $243,841	$284,093 $179,195 $463,288

Summary Compensation Table

The following table discloses the compensation paid or payable, directly or indirectly, by or on behalf of the Company during the three most recently completed financial years to its NEOs:

Financial Year Ended April 30, 2015

Name & Principal Position	Year ended Apr 30	Salary ($)	Option- based Awards(1) ($)	Share- based awards ($)	Non-equity Incentive Compensation Annual Incentive Plan ($)		Plan Pension Value ($)	All Other Compensation ($)(3)	Total Compensation ($)
					Annual incentive plans(2)	Long-term incentive plans
George Ogilvie President & CEO(4)	2015	450,000	331,000	N/A	479,764	N/A	N/A	610,165	1,870,929
	2014	159,722	0	N/A	0	N/A	N/A	100,000	259,722
	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
John S. Thomson Executive Vice President & CFO	2015	320,000	132,400	N/A	211,357	N/A	N/A	N/A	663,757
	2014	300,000	Nil	N/A	114,375				414,375
	2013	300,000	Nil	N/A	Nil	N/A	N/A	N/A	300,000
Christopher Stewart(5) Vice President of Operations	2015	257,727	69,510	N/A	179,195	N/A	12,866	13,500	532,798
	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)

The value of option-based awards was determined using the Black-Scholes option pricing model, a mathematical valuation model that ascribes a value to a stock option based on a number of variables including the exercise price of the options, the market price of the underlying shares on the date the option was granted, the term of the option and assumptions with respect to the volatility of the price of the underlying share and the risk-free rate of return as further set out below. The Company used this model because it is the methodology recommended by the Canadian Institute of Chartered Accountants in its Handbook for valuing securities based compensation. The value attributed to stock options using this methodology is different than the current “in-the-money” value. Whether, and to what extent, a NEO realizes value will depend on a number of factors including, but not limited to, the Company’s actual operating performance, stock price fluctuations and the NEO’s continued employment. The value of the ‘in-the-money’ options currently held by each NEO (based on share market price less option exercise price) is set forth in the ‘Value of Unexercised in-the- money Options’ column of the table in the section “Outstanding Option Based Awards” below.

Grant Date	Weighted Average Fair Value	Exercise Price	Estimated Volatility	Risk Free Interest Rate	Dividend Yield	Expected Life of Options
May 9, 2014	$1.324	$2.99	65.71%	1.255%	0.0%	2.56

(2)

Relates to short term annual incentives paid as cash bonuses. Payments under annual incentive plans for performance relating to the year ended April 30, 2015 were paid subsequent to the yearend in June 2015. Payments related to the year ended April 30, 2014 were paid in June 2014. See “Elements of Compensation – Short Term Incentive Bonus (Annual Performance Based Cash Incentives)” set out above.

(3)

Included in this column are Company paid matching contributions to the group RRSP plan for the year ended April 30, 2015. Included in this amount for Mr. Ogilvie is $610,165 representing a housing loan and reimbursements of costs associated with relocating from St. John’s, Newfoundland to Toronto, Ontario. Subsequent to the year ended April 30, 2015, the Company entered into a secured, non- interest bearing housing loan agreement with Mr. Ogilvie in the amount of $500,000, repayable in salary deductions over a 21 year period.

(4)	Mr. Ogilvie was appointed the President and Chief Executive Officer of the Company effective November 18, 2013.
(5)	Mr. Stewart was appointed the Vice President, Operations of the Company effective April 25, 2014.

Outstanding Option Based Awards

The following table discloses the particulars of the option-based awards outstanding as at April 30, 2015:

Name	Option Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price (per share) ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($) (1)
George Ogilvie, President and CEO(2)	1,000,000	2.99	May 9, 2019	$725,000
John Thomson, CFO and EVP	75,000	18.69	August 22, 2016	Nil
	400,000	2.99	May 9, 2019	$290,000
Christopher Stewart, VP Operations	210,000	2.99	May 9, 2019	$152,250

(1)

Based on the closing market price of $5.98, being the closing price of the Company’s common shares on the TSX on April 30, 2015. Options are ‘in-the-money’ if the market price of the Company’s shares is greater than the exercise price of the options. The value of such options is the product of the number of shares multiplied by the difference between the exercise price and the closing market price as at the financial year end. Options that were not vested at the financial year end are not included in this value. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the price of the common shares on the date of exercise.

(2)

Mr. Ogilvie was appointed as the President and Chief Executive Officer of the Company in November 2013 and was tasked to oversee and implement a turnaround plan for the Company. The options granted to him are commensurate with his level of experience and the level of complexity of the revised business strategy implemented by Mr. Ogilvie by the time of grant. The options granted to him vest in quarterly tranches with the first quarter vesting on the date of grant and the remaining quarters vesting on each respective anniversary of the date of grant.

The Compensation Committee considers that its approach to granting options is consistent with prevailing practice in the industry. Options are always granted at the Market Price (as defined in the Old Incentive Plan) of the Company’s shares.

Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option awards – Value during the year on vesting ($)(1)	Share awards – Value during the year on vesting ($)	Non-equity incentive plan compensation – Pay-out during the year ($)
George Ogilvie, President and CEO	$725,000	n/a	n/a
John Thomson, CFO and EVP	$290,000	n/a	n/a
Christopher Stewart, VP Operations	$152,250	n/a	n/a

(1)

Based on the closing market price of $5.98, being the closing price of the Company’s common shares on the TSX on April 30, 2015. Options are ‘in-the-money’ if the market price of the Company’s shares is greater than the exercise price of the options. The value of such options is the product of the number of shares multiplied by the difference between the exercise price and the closing market price as at the financial year end. Options that were not vested at the financial year end are not included in this value. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the price of the common shares on the date of exercise.

REPORT ON DIRECTOR COMPENSATION

COMPENSATION OF DIRECTORS

An annual retainer and fees for Board and Committee service are paid on a quarterly basis to independent directors only. During the financial year ended April 30, 2015, the fees paid to the Company’s independent directors are described in the table below:

RETAINERS – BOARD	2015 ANNUAL RETAINERS AND FEES ($)(4)	2014 ANNUAL RETAINERS AND FEES ($)
Chairman of the Board(1)	50,000	nil
Member of the Board(2)	24,000	24,000
Long-term Incentive Grant	nil	nil
RETAINERS – BOARD COMMITTEES/CHAIRS	2015 ANNUAL RETAINERS AND FEES ($)	2014 ANNUAL RETAINERS AND FEES ($)
Chair of the Audit Committee	15,000	15,000
Chair of the Operations Committee(3)	20,000	20,000
Chair of the Health, Safety and Environmental Committee	6,000	0(4)
Chair of the Compensation Committee	6,000	6,000
Chair of the Nominating & Governance Committee	6,000	6,000
Non-Chair Members of the Audit Committee	5,000	5,000
Non-Chair Members of all Other Committees	2,000	2,000

(1)	The Chairman of the Board was appointed in February 2015.
(2)	The other non-independent directors do not receive any fees for acting in their capacity as directors.
(3)	The Operations Committee was dissolved by the Board on July 8, 2014.
(4)

Subsequent to the year ended April 30, 2015, on May 1, 2015 the Board approved an increase to the annual retainer fee of the independent board members from $24,000 per annum to $36,000 per annum. The respective fees paid to each Committee Chair and non-Chair members of each Committee remain unchanged.

Director Compensation Table

The following table discloses the compensation paid, directly or indirectly, by or on behalf of the Company during the previous financial year ended April 30, 2015 to its directors other than a director who is or was also an executive officer of the Company and whose remuneration is disclosed under ‘Summary Compensation Table’ above:

Name	Fees Earned ($)	Awards	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
		Option Based(2) ($)
Brian Bayley(1)	15,612	178,740	n/a	Nil	194,352
Barry Cooper(1)	17,387	127,000	n/a	Nil	144,387
Harry Dobson(3)	Nil	198,600	n/a	50,000	50,000
Trevor Gabriel(1)	20,510	178,740	n/a	Nil	199,250
Pamela Klessig	38,220	178,740	n/a	Nil	216,960
Claude Lemasson(1)	30,050	178,740	n/a	Nil	208,790
Barry Olson(1)	16,860	127,000	n/a	Nil	143,860
Jeff Parr(1)	22,655	127,000	n/a	Nil	149,655
Eric Sprott(4)	8,333	381,000	n/a	Nil	389,333
Dawn Whittaker	32,634	178,740	n/a	Nil	211,374

(1)

During the year ended April 30, 2015, Messrs. Bayley, Gabriel and Lemasson resigned from the Board of Directors effective October 22, 2015. Messrs. Cooper, Olson and Parr were appointed on October 22, 2015 as directors of the Company. Mmes Klessig and Whittaker acted as directors of the Company for the entire year ended April 30, 2015.

(2)

The value of option-based awards was determined using the Black-Scholes option pricing model, a mathematical valuation model that ascribes a value to a stock option based on a number of variables including the exercise price of the options, the market price of the underlying shares on the date the option was granted, the term of the option and assumptions with respect to the volatility of the price of the underlying share and the risk-free rate of return. The Company used this model because it is the methodology recommended by the Canadian Institute of Chartered Accountants in its Handbook for valuing securities based compensation. The value attributed to stock options using this methodology is different than the current “in-the-money” value. Whether, and to what extent, a director realizes value will depend on a number of factors including, but not limited to, the Company’s actual operating performance, stock price fluctuations and the director’s continued service. The value of the ‘in-the-money’ options currently held by each director (based on share market price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the table in the section “Outstanding Option Based Awards” below.

Grant Date	Weighted Average Fair Value	Exercise Price	Estimated Volatility	Risk Free Interest Rate	Dividend Yield	Expected Life of Options
May 9, 2014	$1.324	$2.99	65.71%	1.255%	0.0%	2.56
October 22, 2014	$2.25	$4.96	64.14%	1.150%	0.0%	3.37
April 1, 2015	$2.54	$5.85	72.83%	0.484%	0.0%	2.45

(3)	Mr. Dobson resigned as the Chairman of the Board and as a director of the Company effective February 20, 2015. Upon retirement, Mr. Dobson was paid a one-time bonus in the amount of $50,000.
(4)	Mr. Sprott was appointed as the Non-Executive Chairman of the Board effective February 20, 2015 and in April 2015 the Board approved an annual retainer fee to the Chairman in the amount of $50,000.

The methodology used for determining the remuneration of the Board is similar to that used for the remuneration of NEOs. Remuneration of each Committee Chair is determined on its own merits and circumstances after being carefully considered in light of prevailing economic conditions – both on a corporate level and on a national and international level – and industry norms for such remuneration. Levels of remuneration are usually informally discussed between the Chair and CEO before being considered by the Compensation Committee and approved by the Board.

Outstanding Option Based Awards

The following table discloses the particulars of the option-based awards outstanding as at April 30, 2015:

Name(1)	Option Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price ($) (per share)	Option Expiration Date	Value of Unexercised In-the-Money Options ($) (2)
Brian Bayley	25,000	18.69	October 22, 2015	0
Barry Cooper	150,000	4.96	October 22, 2019	51,000
Trevor Gabriel	25,000 135,000	18.69 2.99	October 22, 2015 May 9, 2019	0 403,650
Pamela Klessig	25,000 25,000 67,500	17.30 18.69 2.99	August 15, 2016 August 22, 2016 May 9, 2019	0 0 201,825
Claude Lemasson	50,000	3.49	October 22, 2015	124,500
Barry Olson	150,000	4.96	October 22, 2019	51,000
Jeff Parr	150,000	4.96	October 22, 2019	51,000
Eric Sprott	150,000	5.85	April 1, 2020	19,500
Dawn Whittaker	50,000 135,000	17.83 2.99	February 1, 2017 May 9, 2019	0 403,650

(1)

During the year ended April 30, 2015, Messrs. Bayley, Gabriel and Lemasson resigned from the Board of Directors effective October 22, 2015. Messrs. Cooper, Olson and Parr were appointed on October 22, 2015 as directors of the Company. Mmes Klessig and Whittaker acted as directors of the Company for the entire year ended April 30, 2015. Mr. Sprott was appointed as a director and as the non-executive Chairman of the Board on February 20, 2015.

(2)

Based on the closing market price of $5.98, being the closing price of the Company’s common shares on the TSX on April 30, 2015. Options are ‘in-the-money’ if the market price of the Company’s shares is greater than the exercise price of the options. The value of such options is the product of the number of shares multiplied by the difference between the exercise price and the closing market price as at the financial year end. Options that were not vested at the financial year end are not included in this value. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the price of the common shares on the date of exercise.

Incentive Plan Awards - Value Vested or Earned During the Year

Name(2)	Option awards – Value during the year on vesting ($)(1)	Share awards – Value during the year on vesting ($)	Non-equity incentive plan compensation – Pay-out during the year ($)
Brian Bayley	Nil	n/a	n/a
Barry Cooper	51,000	n/a	n/a
Trevor Gabriel	403,650	n/a	n/a
Pamela Klessig	201,825	n/a	n/a
Claude Lemasson	124,500	n/a	n/a
Barry Olson	51,000	n/a	n/a
Jeff Parr	51,000	n/a	n/a
Eric Sprott	19,500	n/a	n/a
Dawn Whittaker	403,650	n/a	n/a

(1)

Based on the closing market price of $5.98, being the closing price of the Company’s common shares on the TSX on April 30, 2015. Options are ‘in-the-money’ if the market price of the Company’s shares is greater than the exercise price of the options. The value of such options is the product of the number of shares multiplied by the difference between the exercise price and the closing market price as at the financial year end. Options that were not vested at the financial year end are not included in this value. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the price of the common shares on the date of exercise.

(2)

During the year ended April 30, 2015, Messrs. Bayley, Gabriel and Lemasson resigned from the Board of Directors effective October 22, 2015. Messrs. Cooper, Olson and Parr were appointed on October 22, 2015 as directors of the Company. Mmes Klessig and Whittaker acted as directors of the Company for the entire year ended April 30, 2015.

Stock Options Exercised During the Year

Director	Options Exercised	Proceeds from Options Exercised(1)
Pamela Klessig	67,500	$211,950
Claude Lemasson	135,000	$372,600

(1)	The difference between the market price of the Common Shares acquired on the date of exercise of the option and the exercise price of the option.
(2)	No other directors exercised any stock options during the year ended April 30, 2015.

EQUITY COMPENSATION PLAN INFORMATION

As the Company is seeking approval of its New Incentive Plan, as summarized above, it is not seeking approval of the Old Incentive Plan at the Meeting. If the New Incentive Plan Resolution is passed, the New Incentive Plan will serve as the successor to the Old Incentive Plan in terms of options previously issued and no further awards will be made under the Old Incentive Plan from and after the Effective Date of the New Incentive Plan.

OLD INCENTIVE PLAN

The Company has a stock option plan (the “Old Incentive Plan”) pursuant to which the directors were able to grant, from time to time, options to acquire shares to any employee, executive officer, director or consultant of the Company. The Old Incentive Plan was originally approved by shareholders at the annual general and special meeting of the Company held on October 23, 2009, and was re-approved by shareholders at the annual general and special meeting of the Company held on October 24, 2012. As the Company is seeking approval of its New Incentive Plan, as summarized above, it is not seeking approval of the Old Incentive Plan at the Meeting. If the New Incentive Plan Resolution is passed, the New Incentive Plan will serve as the successor to the Old Incentive Plan in terms of options previously issued and no further awards will be made under the Old Incentive Plan from and after the Effective Date of the New Incentive Plan.

As of the date of this Circular, there are 3,987,050 Options outstanding under the Old Incentive Plan held by directors, officers, employees and service providers of the Company, exercisable for 3,987,050 Common Shares of the Company representing approximately 4.9% of the Company’s issued and outstanding Common Shares as at the date of this Circular. No further awards will be made under the Old Incentive Plan.

The terms of the current outstanding options are summarized below:

1.

The exercise price of each outstanding option under the Old Incentive Plan is not less than the closing trading price of the Company’s shares on the trading day immediately preceding the grant date of the stock options. If the Optionee is subject to the tax laws of the United States of America and owns (determined in accordance with such laws) greater than 10% of the Company’s shares, the exercise price shall be at least 110% of the price established as aforesaid.

2.

The options will be exercisable for a period determined by the Board at the time of granting the options provided, however, all options must be exercisable during a period not extending beyond ten years from the date of the option grant. If, however, an option expires during, or within five business days after, a trading black-out period imposed by the Company to restrict trades in the Company’s securities then the option shall be extended and shall expire 10 business days after the trading black-out period is lifted by the Company.

3.

The Old Incentive Plan does not prescribe any specific vesting requirements; this remains at the discretion of the Board at the time of granting of the options. However, all options shall immediately vest and be fully exercisable if a Change of Control (as defined in the Old Incentive Plan) is agreed to by the Company or events which might lead to a Change of Control are commenced by third parties, subject to the TSX’s approval (if required).

4.

The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Company or any subsidiary or is an employee of a management corporation providing services to the Company and within a period thereafter not exceeding the earlier of the original expiry date of the Option and:

(a)

90 days (or such longer period as the Board may determine) after ceasing to be a director, officer, employee or consultant at the request of the Board or for the benefit of another director or officer unless the Optionee is subject to the tax laws of the United States of America, in which case the option will terminate on the earlier of the 90th day and the third month after the Optionee ceased to be a director, officer or employee; or

(b)	if the Optionee dies, within one year from the Optionee’s death.

If the Optionee is terminated ‘for cause’, is involuntarily removed or resigns (other than at the request of the Board or for the benefit of another director or officer) from any of such positions, the Optionee’s options will terminate concurrently with the date of such termination, removal or resignation.

5.

The options are not assignable except (and if permitted by Stock Exchange Policies) to a wholly-owned holding company of the Optionee. If the option qualifies as an ‘incentive stock option’ under the United States Internal Revenue Code, the option is not assignable to a wholly-owned holding company.

6.	Disinterested shareholder approval must be obtained prior to the reduction of the exercise price of options granted to insiders of the Company, or the extension of the exercise period of any option.

7.

Any amendments to the Old Incentive Plan or outstanding stock options are subject to the approval of the TSX and, if required by the TSX or the Old Incentive Plan, of the shareholders of the Company. Disinterested shareholder approval must be obtained for the amendment of options held by insiders involving the reduction of the exercise price of options (including the cancellation and re-issuance of options within a three-month period so as to effectively reduce the exercise price). The amendment to an outstanding stock option will also require the consent of the Optionee.

8.

The Old Incentive Plan provides that shareholder approval is required to amend the Old Incentive Plan to increase the number of shares reserved for issuance under the Old Incentive Plan (including a change from a fixed maximum number of shares to a fixed maximum percentage of shares).

9.

Subject to the restrictions in the preceding paragraph, the Board may, in its discretion, and without obtaining shareholder approval, amend, suspend or discontinue the Old Incentive Plan and, with the consent of adversely affected option holders, amend or discontinue any options granted under the Old Incentive Plan, at any time, to:

(a)	make an amendment of a “housekeeping” nature to correct typographical errors or an amendment to comply with applicable law Stock Exchange Policies;

(b)	amend the vesting provisions;

(c)	amend the termination provisions, other than an extension of an option to a new expiry date that falls outside the maximum term permitted by the Old Incentive Plan when the option was first granted;

(d)	add any form of financial assistance;

(e)	amend a financial assistance provision which is more favourable to eligible recipients; and

(f)	add any provision which results in the Optionees receiving securities while no cash consideration is received by the Company.

10.

Subject to acceptance by the Company, an option may be exercised on a ‘cashless’ basis by the Optionee surrendering to the Company all or part of an option to the extent that the option has vested and remains unexercised, in consideration for an amount equal to the difference between the aggregate fair market value (based on the weighted average trading price of the shares on the TSX during the 10 trading days preceding the date of surrender) of the shares which could have otherwise been purchased upon the exercise of the option and the aggregate exercise price which the Optionee would have paid upon such exercise. The Company, in its sole discretion, may:

(a)	satisfy such amount due to the Optionee by payment in cash or the issuance of shares using such fair market value of the Shares as the issuance price; or

(b)	refuse to accept such surrender, whereupon the Option shall remain in full force and effect.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at the end of the Company’s last completed financial year, information regarding outstanding options granted by the Company under its Old Incentive Plan.

Plan Category	Number of shares issuable upon exercise of outstanding options(1)	Weighted average exercise price of outstanding options	Number of shares remaining available for issuance under equity compensation plans
Equity compensation plans approved by shareholders	4,107,800	$12.89	3,922,861
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Totals	4,107,800	$12.89	3,922,861

(1)	Includes options to purchase shares that had not vested by the end of the financial year.

OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Other than as set out above under the heading “Report on Executive Compensation – Summary Compensation Table”, none of the directors, executive officers or employees of the Company, persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, proposed nominees for election as directors of the Company nor any of the associates of such persons are or have been indebted to the Company at any time since the beginning of the Company’s last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, proposed nominees for election as a director of the Company, persons beneficially owning, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which has or will materially affect the Company.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The Corporation has purchased in respect of directors and officers an aggregate of $15,000,000 in coverage. The approximate amount of premiums paid by the Company during the financial year ended April 30, 2015 in respect of such insurance was $38,500.

OTHER BUSINESS

While management is not aware of any other business, except as outlined in the Notice of Meeting, to be presented to the shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals which may properly come before the Meeting, or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information for the Company’s most recently completed financial year is provided in its comparative annual financial statements and MD&A, which is also available on SEDAR.

Shareholders may request copies of the Company’s financial statements and MD&A and any document to be approved at the Meeting, free of charge, by contacting the Corporate Secretary of the Company by mail at 95 Wellington Street West, Suite 1430, Toronto, Ontario M5J 2N7 or by email at jwagner@klgold.com.

CONTACTING THE BOARD OF DIRECTORS

Interested parties may contact the Board directly in writing, as follows:

Chairman of the Board
Kirkland Lake Gold Inc.
95 Wellington Street West, Suite 1430
Toronto, Ontario Canada M5J 2N7

APPROVAL

The Board has approved the contents of this Circular and its sending to the Shareholders.

DATED at Toronto, Ontario this 23rd day of September 2015.

KIRKLAND LAKE GOLD INC.

Per: “Jennifer Wagner”
Jennifer Wagner
Corporate Legal Counsel

SCHEDULE A
Board Mandate

MANDATE OF THE BOARD OF DIRECTORS

PURPOSE

The purpose of the board of directors ("Board") of Kirkland Lake Gold Inc. (the “Company”) is to supervise the management of the business and affairs of the Company. The Board will discharge this responsibility by developing and determining policy by which the business and affairs of the Company are to be managed and by overseeing the management of the Company.

COMPOSITION

The Board is elected by the shareholders at the annual meeting of the shareholders of the Company. As fixed by the articles of the Company, the board shall consist of at least three and not more than fifteen members. At least 25% of the directors shall be resident Canadians. A majority of the directors shall be independent in accordance with National Instrument 58-101 – Corporate Governance

MEETINGS

The Board will schedule meetings at least quarterly with as many additional meetings as necessary to carry out its duties effectively. At least once a year, the Board will specifically discuss strategic planning and strategic issues.

DUTIES AND RESPONSIBILITIES

1.	The Board has specific responsibilities for the following, which do not, in any way, limit or comprehensively define its overall responsibility for the stewardship of the Company:

a.	selection, appointment, evaluation and if necessary the termination of the chief executive officer;
b.	satisfying itself as to the integrity of the senior executives of the Company and as to the culture of integrity throughout the Company;
c.	succession planning, including appointing, counselling and monitoring the performance of executive officers;
d.

oversight of the human resources policies of the Company and, taking into account the recommendations of the Compensation Committee, approval of the compensation of the chief executive officer and, taking into account the recommendations of the Compensation Committee and the chief executive officer, the compensation of the other executive officers;

e.	adoption of an annual strategic planning process, approval of annual strategic plans and monitoring corporate performance against those plans;
f.	approval of periodic capital and operating plans and monitoring corporate performance against those plans;
g.	oversight of the policies and processes to manage risks of the Company, and oversight of management's mitigation of the material risks;
h.	policies to require ethical behaviour of the Company and its directors, officers and employees, and compliance with laws and regulations;
i.	oversight of the policies and processes for the implementation and integrity of the Company's internal control and management information systems and its financial reporting;
j.	assessment of the effectiveness of the Board and its committees and overseeing the establishment of an appropriate orientation program for new directors and an education program for all directors;
k.	definition of the duties and the limits of authority of executive management, including approving a position description for the chief executive officer and chief financial officer;

l.	policies for disclosure of corporate information to facilitate effective communications with shareholders, other stakeholders and the public;
m.	health and safety and environmental policies and oversight of systems to enable compliance with these policies and all relevant laws and regulations;
n.	oversight of the policies and processes for estimating and disclosing the Company's mineral reserves;
o.

corporate governance including the relationship of the Board with management and shareholders and taking reasonable steps to ensure the Company has appropriate structures and procedures in place to permit the Board to effectively discharge its duties and responsibilities;

p.	calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;
q.

approval of directors for nomination and election, and recommendation of the auditors to be appointed at shareholders' meetings, and filling a vacancy among the directors or in the office of the auditor;

r.	issuance of securities of the Company;
s.	declaration of dividends and establishment of any dividend policy for the Company;
t.

approval of the annual audited financial statements and related management discussion and analysis, and the interim unaudited financial statements and related interim management discussion and analysis, management proxy circulars and any other information circular sent or made available to securityholders, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a Company under applicable law or the rules of any applicable stock exchange;

u.	adoption, amendment or repeal of bylaws of the Company;
v.	review and approval of material transactions not in the ordinary course of business; and
w.

other corporate decisions required to be made by the Board, or as may be reserved by the Board, to be made by itself, from time to time and not otherwise delegated to a committee of the Board or to the management of the Company.

2.

Subject to the provisions of applicable law and the bylaws of the Company, the responsibilities of the Board may be delegated, from time to time, to committees of the Board on such terms as the Board may consider appropriate.

ORGANIZATIONAL MATTERS

The board shall annually review and assess the adequacy of its mandate and shall participate in an annual performance evaluation.

APPROVAL

Approved by the Board of Directors (September 8, 2014).